UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



FORM 10-SB/A-1
Post-Effective Amendment No. 1


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


TOTAL FILM GROUP, INC.
(Exact name of Registrant as specified in charter)


     DELAWARE                                      13-3851302
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


9107 WILSHIRE BOULEVARD, SUITE 475, BEVERLY HILLS, CA    90210
(Address of principal executive offices)               (Zip Code)


Issuer's telephone number, including area code:  (310) 275-8404


Securities to be registered pursuant to Section 12(b) of the Act: None


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class

     COMMON STOCK
          PAR VALUE $.001

TABLE OF CONTENTS
PART I

Page
Item 1.  Description of Business                                             3
Item 2.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations                                         16
Item 3.  Description of Property                                            20
Item 4.  Security Ownership of Certain Beneficial Owners and Management     21
Item 5.  Directors, Executive Officers, Promoters and Control Persons       22
Item 6.  Executive Compensation                                             24
Item 7.  Certain Relationships and Related Transactions                     27
Item 8.  Description of Securities                                          30

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common equity
          and Other Shareholder Matters                                     31
Item 2.  Legal Proceedings                                                  33
Item 3.  Changes in and Disagreements with Accountants                      33
Item 4.  Recent Sales of Unregistered Securities                            34
Item 5.  Indemnification of Directors and Officers                          38

PART F/S                                                                    39

PART III                                                                    40

FORWARD LOOKING STATEMENTS

     This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of operations involving the film and advertising industry, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this registration statement forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this registration statement are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, include the following:

     Films released by the Company may not be critically or financially successful.

     Funding for producing films may not be available.
     In light of the significant uncertainties inherent in the forward-looking statements made in this registration statement, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Total Film Group, Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 1, 1995. The Company was originally incorporated under the name "Executive Marketing, Inc." On February 5, 1997, the Company changed its name to "Total Film Group, Inc." The Company is also qualified to do business in the State of California.

        Set forth below is a chart showing the Company and its subsidiaries and the percentage interest in each:
                                                              Percent
     Parent Company              Subsidiary                    Owned
     Total Film Group, Inc.     1st Mr., Inc.                    100%
                              Total Films UK Ltd                 100%
                           Alma Productions UK Ltd               100%
                               Sundowning, Inc.                  100%
                              Total Media, Inc.                  100%
                             Total China II, Inc.                100%
                               Total China, Inc.                  50%
                             Total Creative, Inc.                100%

     None of the Company's subsidiaries have a subsidiary.


     In January 1997 the Company entered into an agreement with Total Media Corporation, a Nevada corporation, to exchange all of the issued and outstanding shares of such entity for 3,000,000 shares of common stock of the Company. The Agreement and Plan of Reorganization was closed by the parties on or about February 4, 1997. As a result of the closing the Company issued 3,000,000 shares, representing approximately 67% of the outstanding stock at closing, to the shareholders of the Nevada corporation. Mr. Green and his affiliates received 1,250,000 of such shares. Also as a result of the closing new directors of the Company were appointed. Messrs. Green, Boyer, and Pacheco were appointed as new directors. Prior to closing, on January 27, 1997, the Company declared a stock dividend of one share of common stock of the Company for each two shares of common stock of the Company outstanding to the shareholders of record as of the close of business on January 27, 1997. The payment and delivery date for such dividend was January 31, 1997.


     In February 1998, the Company incorporated a wholly owned subsidiary, Total Design, Inc., a California corporation engaged in providing marketing and advertising services. Total Design, Inc. changed its name to "Dyer Communications, Inc." on May 26, 1998. Effective January 1999 the Company acquired all of the outstanding stock of Michel/Russo, Inc., a California corporation engaged in marketing and advertising for 100,000 shares of common stock of the Company issued to the two shareholders of Michael/Russo. On March 5, 1999, Dyer Communications, Inc. changed its name to "Total Creative, Inc." Also effective January 1999 Total Creative, Inc. and the Company acquired all of the interest in Skyrocket, LLC, a California limited liability company engaged in web development, e-commerce, and digital advertising for a total of 225,000 shares and $25,000. All of the operations of Michel/Russo, Inc. were transferred to Total Creative, Inc. subsequent to the acquisition effective January 1999 and the ownership of Michel/Russo, Inc. was assigned to Total Creative, Inc. in March 2000.



     In February 1999 the Company borrowed $2,000,000 from The Orbiter
Fund, an entity managed by one of the principal shareholders of the Company. (See "Certain Relationships and Related Transactions.") As additional consideration for the loan, the Company issued 250,000 three-year warrants to the fund, exercisable at $2.00 per share. In August 1999 the Company negotiated an extension of the initial payment of principal in return for which the Company issued 250,000 shares to the lender. On February 28, 2000, The Orbiter Fund assigned the note to Lancer Offshore, Inc. and Lancer Partners, L.P. In September 1999 the Company borrowed an additional $1,800,000 from Lancer Offshore, Inc., an entity managed by the same principal shareholder of the Company, and $200,000 from others. (See "Certain Relationships and Related Transactions.") As additional consideration for the loan, the Company issued a total of 250,000 shares pro rata to the lenders. The Company also paid a consulting fee of $140,000 and issued warrants to purchase 100,000 shares of common stock to Capital Research Ltd. In February 2000 the parties to the loans agreed to convert the principal amount of the loans into 2,936,667 shares of common stock and to forgive any interest due. The Company also agreed to pay a consulting fee of $40,000 and 26,667 shares of common stock to Capital Research Ltd. The consulting fees paid to Capital Research Ltd. were done so pursuant to a consulting agreement between the Company and such entity.



     In September 1999 the Company entered into a consulting agreement with Capital Research Ltd. The consulting agreement provides that Capital Research will assist the Company in the following areas:

     reviewing the financial condition of the Company;
     developing a capital formation plan;
     locating market makers for the Company's stock;
     building the Company's visibility and credibility with investors and the media; and
     locating equity and/or debt funding for the Company and Total Creative.

In part, the agreement provides that the Company shall issue as of the date of the agreement, five year warrants initially to purchase 100,000 shares. Thereafter the Company shall issue five year warrants to purchase 25,000 shares of common stock starting December 1, 1999, and each quarter thereafter, so long as the agreement is in effect. The exercise price of the warrants is to be set at the closing price of the common stock on the date of the grant. The agreement has no initial term but can be terminated by either party upon ninety days prior notice. The Company is also obligated to pay a monthly fee of $3,000, plus a 7% fee and a grant of warrants to purchase 50,000 shares of common stock for each $1 million raised by such entity for the Company. As of June 30, 2000, the Company had issued a total of 275,000 warrants and 293,459 shares, and had paid $26,500 to Capital Research as compensation pursuant to the agreement.



     On October 20, 1999, the Company incorporated Total China, Inc., a Delaware corporation, as a subsidiary. This entity was formed to act as a holding company to acquire 20% of the capital stock of US Business Network, Inc., a Delaware corporation, which has intellectual property rights to the business-to-business e-commerce portal, Meet China.com, and is engaged directly through a subsidiary in promoting imports and exports to and from China through the Internet and providing ancillary services related thereto. In November 1999, Total China, Inc. and the Company conducted a joint private offering to raise funds for the transaction with US Business Network. Total China, Inc. sold 30 units in the private offering. Each unit consisted of
1.6666 shares of common stock of Total China, Inc. and was sold for $66,667 per unit. As a part of the same private offering, the Company sold 30 units, with each unit consisting of three-year warrants to purchase 6,667 shares of the Company's common stock at an exercise price of $3.75 per share. The units were sold by the Company for approximately $6,666.67 each, or $1.00 per warrant. Each warrant holder was granted registration rights, and a right of first refusal to purchase a pro rata amount of the assets of Total China, Inc. Investors were required to purchase both the Total China, Inc. and the Company units in the offering. Total China, Inc. realized gross proceeds of $2,000,000 and the Company realized gross proceeds of $200,000. Also in connection with this private offering, the Company issued warrants to purchase 200,000 shares of common stock to JBRG Consultants as a commission for introducing potential investors to the Company. The proceeds to the Company were allocated to pay the costs of the offering, and the proceeds to Total China, Inc. were used to purchase shares of common stock of U.S. Business Network, Inc., which shares ultimately represented 17.58% of the issued and outstanding capital stock of such corporation at closing. This reduction in percentage ownership was a result of an increased valuation of U.S. Business Network, Inc. As a result of this offering, the Company now owns slightly in excess of 50% of the outstanding stock of Total China, Inc.



     On or about December 16, 1999, the Company and Total China, Inc.
jointly entered into a stock purchase agreement with U.S. Business Network, Inc. On December 17, 1999, the Company and Total China, Inc. finalized the agreement with U.S. Business Network, Inc., and the stock of U.S. Business Network, Inc. was issued to Total China, Inc. Because of subsequent financings by U.S. Business Network, Inc., at May 31, 2000, Total China, Inc. owned approximately 11.9% of the outstanding stock of such entity. U.S. Business Network, Inc., doing business as MeetChina.com, is the architect and operator of an e-commerce portal in China which is officially sponsored and sanctioned by the Chinese government. U.S. Business Network, Inc. has the option under the agreement to acquire approximately 5% of the shares purchased by Total China, Inc. at a cash price of two-thirds of the market value of such shares. Such right is only exercisable on the 120th day after an initial public offering of capital stock by U.S. Business Network, Inc. on a designated exchange. Until the stock of U.S. Business Network, Inc. is listed on a designated exchange, the Company and Total China, Inc. have the right, jointly, to designate one representative to attend meetings of the board of directors of U.S. Business Network, Inc. Total China, Inc. has the right of first refusal to purchase any shares to be sold or issued by U.S. Business Network, Inc. at less than the price paid by Total China, Inc. Total China, Inc. also has piggy-back registration rights to register its shares in any appropriate registration statement filed by U.S. Business Network, Inc. with the U.S. Securities and Exchange Commission after the initial public offering and which includes shares of the founders of U.S. Business Network, Inc.


     The Company's business is divided into two segments: the film production business and the advertising and marketing business. The film production segment is engaged in the production, marketing, and distribution of commercial feature films. The advertising and marketing segment is engaged in the development of advertising and marketing campaigns to provide Internet services for a variety of clients and the Company.

The Film Business


     The Company's independent film production business is conducted primarily through the parent, Total Film Group, Inc., and other wholly owned entities created for specific pictures. Because most of the films are financed by different entities, and in keeping with industry practice, the Company creates a new subsidiary for each film it produces. Since January 1997 the Company has produced three films: The New Swiss Family Robinson, which aired on January 10, 1999, on ABC's Wonderful World of Disney and was released theatrically abroad; Diamonds, which was released in a limited number movie theaters in December 1999 in order to qualify for Academy Award consideration, and had general domestic release in February 2000 by Miramax Films; and Chick Flick, which was completed in 1999 and is scheduled for release in late 2000.



     In November 1999 the Company entered into an oral arrangement with Paramount Classics, a division of Paramount Picture Corporation, for the marketing and distribution of four feature films. The Company is in production on two of the films under this arrangement, My First Mister and Bride of the Wind. The Company anticipates that similar arrangements will be made with Paramount Classics on the next two films, but there is no binding agreement to enforce such arrangement.


     The following is a list of the Company's wholly owned subsidiaries used in the film business, the jurisdiction of incorporation, and the film associated with such subsidiary:

     Subsidiary                Jurisdiction                Film
     Total Films UK Ltd.       United Kingdom   The New Swiss Family Robinson
     Alma Production UK Ltd.   United Kingdom   Bride of the Wind (aka Alma)
     Sundowning, Inc.          Nevada           Diamonds
     1st Mister, Inc.          California       My First Mister

     The Company has also incorporated Total Pictures, Inc., a California corporation, to act as signatory for transactions with the Writers' Guild. All future screenplays developed by the Company will be assigned to this entity. The Company has acquired an option to purchase a film library which, if purchased, will become part of this entity.

     On October 18, 1999, the Company incorporated Total Media, Inc., a Delaware corporation. On November 2, 1999, the Company incorporated Total Group.com, Inc., a Delaware corporation. Also on November 2, 1999, the Company incorporated Total Group, Inc., a Delaware corporation. Each of these entities is a wholly owned subsidiary of the Company and was formed for future unidentified projects.

     The United States Motion Picture Industry

     The current motion picture industry in the United States includes the production and theatrical or television screening of feature-length motion pictures and the subsequent distribution of such pictures in home video and ancillary markets. The industry is dominated by the major studios -- some of which have divisions which are promoted as "independent" distributors of motion pictures -- including Universal Pictures, Warner Brothers (including Turner Pictures, New Line Cinema and Castle Rock Entertainment), Twentieth Century Fox, Sony Pictures Entertainment (including Columbia Pictures and Tristar Pictures), Paramount Pictures, The Walt Disney Company (including Buena Vista, Touchstone and Miramax) and MGM (including Metro Goldwyn Mayer Pictures, United Artists Pictures, Orion Pictures and Goldwyn Entertainment Company). These "majors" have traditionally produced and distributed the majority of theatrical motion pictures, and made-for-TV movies, released annually in the United States. In recent years, however, independent motion picture production companies have played an important role in the production of motion pictures for the worldwide feature film and made-for-TV markets. There are also a large number of smaller production companies, such as the Company, and other entities that produce theatrical motion pictures and made-for-TV movies.

     The "majors" generally own their production studios and have national or worldwide distribution organizations. Major studios typically release films with direct production costs generally ranging from approximately $40 million to $100 million or more, and provide a continual source of motion pictures to the nation's theatrical exhibitors. The independents, including the Company, do not own production studios and, with certain exceptions, have more limited distribution capabilities than the major studios. Independents typically produce fewer motion pictures at substantially lower average production costs than major studios. A low budget independent film (generally one more suitable for television) may cost as little as $3 million. A few independent production companies specialize in producing mid-range feature films, those costing between $10 million to $40 million. Production costs consist of acquiring or developing the screenplay, film studio rental, cinematography, post-production costs and the compensation of creative and other production personnel. Distribution expenses, which consist primarily of the costs of advertising and release prints, are not included in direct production costs and generally financed by the distribution company.

     Motion Picture Production and Financing.

     The production of a motion picture begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer or the development of an original screenplay having its genesis in a story line or scenario conceived of or acquired by the production company. In the development phase, the producer typically seeks production financing and tentative commitments from a director, the principal cast members, and other creative personnel. A proposed production schedule and budget also are prepared during this phase.

     Upon completing the screenplay and arranging financing commitments, pre-production of the motion picture begins. In this phase, the producer engages creative personnel to the extent not previously committed; finalizes the filming schedule and production budget; obtains insurance and secures completion guarantees, if necessary or available; establishes filming locations and secures any necessary studio facilities and stages; and prepares for the start of principal photography.

     Principal photography, the actual filming of the screenplay, may extend from four to sixteen weeks or longer, depending upon such factors as budget, location, weather and complications inherent in the screenplay. Following completion of principal photography, the motion picture is edited. Also, opticals, dialogue, music and any special effects are added, and voice, effects and music sound tracks and picture are synchronized during post-production. This results in the production of the negative from which the release prints of the motion picture are made.

     The major studios generally fund production costs from cash flow from their motion picture and related activities, licensing fees generated from film library holdings, and, in some cases, from unrelated businesses. Substantial overhead costs, consisting largely of salaries and related costs of the development, production, distribution and marketing staff and physical facilities maintained by the major studios, also must be funded.

     Independent production companies generally avoid incurring substantial overhead costs by hiring creative and other production personnel and retaining the other elements required for pre-production, principal photography and post-production activities on a project-by-project basis. Unlike the major studios, the independents also typically finance their production activities from bank loans, "pre-sales" agreements, equity offerings and joint ventures. Independents generally attempt to complete their financing of a motion picture production prior to commencement of principal photography, at which point substantial production costs begin to be incurred and require payment.

     "Pre-sales" are often used by independent film companies to finance all or a portion of the direct production costs of a motion picture. Pre-sales consist of license fees paid to the producer by third parties in return for the right to exhibit the completed motion picture in theaters or to distribute it in home video, television, international or other ancillary markets. Producers with distribution capabilities may retain the right to distribute the completed motion picture either domestically or in one or more foreign markets. Producers may separately license theatrical, home video, television, foreign and all other distribution rights among several licensees. The producer may also at times be able to acquire additional production funds through "gap financing," whereby a lender loans a portion of the production funds based on a distributor's estimate of the value of distribution rights. Although "gap financing" is currently available through a variety of lenders, there can be no assurance such lenders will continue to make funds available on this basis in the future.

     Both major studios and independent film companies often acquire motion pictures for distribution through a customary industry arrangement known as a "negative pickup," under which the studio or independent film company agrees to acquire from an independent production company all rights to a film upon completion of production. The independent production company normally finances production of the motion picture pursuant to financing arrangements with banks or other lenders in which the lender is granted a security interest in the film and the independent production company's rights under its arrangement with the studio or independent. When the studio or independent "picks up" the completed motion picture, it assumes or pays the production financing indebtedness incurred by the production company in connection with the film. In addition, the independent production company is paid a production fee and generally is granted a participation in the net profits of the motion picture.

     Both major studios and independent film companies generally incur various third-party participations or deferrals in connection with the production and distribution of a motion picture. These participations or deferrals are contractual rights of actors, directors, screen writers, owners of rights and other creative and financial contributors entitling them to share in revenues or net profits (as defined in the respective agreements) from a particular motion picture. Except for the most sought-after talent, participation or deferral costs are generally payable after all distribution and marketing fees and expenses, direct production costs and financing costs are paid in full.

     Motion Picture Distribution.

     Motion picture distribution encompasses the distribution of motion pictures in theaters and in ancillary markets such as home video, pay-per-view, pay television, broadcast television, foreign and other markets. The distributor typically acquires rights from the producer to distribute a motion picture in one or more markets. For its distribution rights, the distributor typically agrees to advance the producer a certain minimum royalty or guarantee, which is to be recouped by the distributor out of revenues generated from the distribution of the motion picture and is generally nonrefundable. The producer also is entitled to receive a royalty equal to an agreed-upon percentage of all revenues received from distribution of the motion picture over and above the royalty advance.

     Theatrical Distribution. The theatrical distribution of a motion picture involves the manufacture and transportation of release prints, the promotion of the picture through advertising and publicity campaigns and the licensing of the motion picture to theatrical exhibitors. The size and success of the promotional advertising campaign can materially affect the revenues realized from the theatrical release of a motion picture. The major studios can spend in excess of $50 million to promote motion pictures, and have average combined print and advertising costs in excess of $19 million. The costs incurred in connection with the distribution of a motion picture can vary significantly, depending on the number of screens on which the motion picture is to be exhibited and the competition among distributors for theaters during certain seasons. Similarly, the ability to exhibit motion pictures in the most popular theaters can affect theatrical revenues.

     The distributor and theatrical exhibitor generally enter into an arrangement providing for the exhibitor's payment to the distributor of a percentage of the box office receipts for the exhibition period, in some cases after deduction of the theater's overhead, or a flat negotiated weekly amount. The distributor's percentage of box office receipts varies widely, depending upon the success of the motion picture at the box office and other factors. Distributors carefully monitor the theaters which have licensed the picture for exhibition to ensure that the exhibitor promptly pays all amounts due the distributor. Substantial delays in collection are not unusual.

     Successful motion pictures may continue to play in theaters for up to four (4) months or longer following their initial release. Concurrently with their release in the United States, motion pictures generally are released in Canada and may also be released in one or more other foreign markets.

     Home Video. The home video distribution business involves the promotion and sale of videocassettes and DVDs to local, regional and national video retailers (e.g., video specialty stores, convenience stores, record stores and other outlets), which then rent or sell such videocassettes and DVDs to consumers primarily for private viewing.

     Major feature films are usually scheduled for release in the home video market within four to six months after theatrical release to capitalize on the theatrical advertising and publicity for the film. Promotion of new releases is generally undertaken during the nine to twelve weeks before the release date. Videocassettes or DVDs of feature films are generally sold to domestic wholesalers at approximately $50 to $60 per unit and generally are rented by consumers for fees ranging from $1 to $5 per day. Wholesalers who meet certain sales and performance objectives may earn rebates, return credits and cooperative advertising allowances. Selected titles, including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. Direct sale to consumers is referred to as the "priced-for-sale" or "sell-thru" market. Typically, owners of films do not share in video rental income; however, video distributors are beginning to enter into revenue sharing arrangements with certain retail stores in some circumstances. Under such arrangements, videocassettes and DVDs are sold at a reduced price to video rental stores and a percentage of the video rental revenue is then shared with the owners (or licensors) of the films. Home video arrangements in international territories are similar to those in domestic territories except that the wholesale prices may differ.

     Overall growth in the domestic home video market has slowed as growth in the number of new outlets and new VCR homes has moderated. The growth in outlets designed to specifically serve the rental market has remained essentially flat for the past several years, while the number of outlets which offer videocassettes and videodiscs for sale has increased. The sell-thru market continues to grow with strong sales in the traditional family entertainment market and a growing number of hit feature films initially released at prices generally below $30. Furthermore, technological developments which regional telephone companies and others are developing could make competing delivery systems economically viable and could affect the home video marketplace.

     Pay-per-view. Pay-per-view television allows cable and satellite television subscribers to purchase individual programs, including recently released motion pictures and live sporting, music or other events, on a "per use" basis. The subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable system operator.

     Pay Television. Pay television allows subscribers to view premium channels such as HBO/Cinemax, Showtime/The Movie Channel and other pay television networks offered by cable and satellite system operators for a monthly subscription fee. The pay television networks acquire a substantial portion of their programming from motion picture distributors. New markets may develop with the maturation of newly emerging direct broadcast satellite
(DBS) systems and other digital television systems.

     Broadcast and Basic Cable Television. Broadcast television allows viewers to receive, without charge, programming broadcast over the air by affiliates of the major networks (ABC, CBS, NBC and Fox), recently formed networks (UPN and WB Network), independent television stations and cable and satellite networks and stations. In certain areas, viewers may receive the same programming via cable transmission for which subscribers pay a basic cable television fee. Broadcasters or cable systems operators pay fees to distributors for the right to air programming a specified number of times.

     Foreign Markets. In addition to their domestic distribution activities, some motion picture distributors generate revenues from distribution of motion pictures in foreign theaters, home video, television and other foreign markets. There has been a dramatic increase in recent years in the worldwide demand for filmed entertainment. This growth is largely due to the privatization of television stations, introduction of direct broadcast satellite services, and increased home video and cable penetration.

     Other Markets. Revenues also may be derived from the distribution of motion pictures to airlines, schools, libraries, hospitals and the military, licensing of rights to perform musical works and sound recordings embodied in a motion picture, and licensing rights to manufacture and distribute merchandise, clothing and similar commercial articles derived from characters or other elements of a motion picture.

     New Technologies. New means of delivery of entertainment product are constantly being developed and offered to the consumer. The impact of emerging technologies such as direct broadcast satellites and the Internet, on the Company's operations cannot be determined at this time.

     Current Company Operations


     Management has attempted to focus the film production operations of the Company on filling the niche for the production of mid-range independent feature films. Within this niche the Company has been successful in attracting recognized movie actors, obtaining distribution agreements with recognized distribution companies, such as Miramax Films for Diamonds, and using production values similar to the ones used by the "majors" to create feature films comparable to those produced by the "majors" at substantially less cost. Most recently the Company has concluded a distribution deal with Paramount Classics, a division of Paramount Pictures for the domestic distribution of the Company's next four feature films (the first two being My First Mister and Bride of the Wind).


     The New Swiss Family Robinson, staring Jane Seymour, was the first feature film produced by the Company through its wholly owned subsidiary, Total Films UK Limited, which was created solely for this project. Total Film UK Limited was incorporated in England on February 11, 1997, under the name Daneslide Limited.

     The film was financed by CLT-UFA in exchange for distribution rights in certain foreign territories, by the Company, and through a gap loan from Lewis Horwitz Organization. This loan has since been repaid and its security interest released.


     The film's executive producer was Gerald Green, the president/CEO, a director, and a principal shareholder of the Company, pursuant to a producer's agreement between the Company, Total Films UK Limited, and Mr. Green. (See "Certain Relationships and Related Transactions.") The film aired on January 10, 1999, on ABC's Wonderful World of Disney and received one of the highest ratings of any of Disney's shows during the season in that time slot.
Pursuant to the agreement between the American Broadcasting Companies, Inc. and Total Film UK Limited, ABC has the exclusive rights to one additional broadcast of the film by January 31, 2002, in the United States, its territories and possessions, Saipan, and Bermuda, but excluding Spanish language broadcasts in Puerto Rico. ABC's second and final broadcast of the film is scheduled for July 23, 2000, after which the domestic television rights will revert to the Company. The film is scheduled to be released on video this year.


     During 1998 the Company completed production of Chick Flick. The film was a very low budget picture that was financed entirely by the Company.

     The third film is Diamonds, staring Kirk Douglas, Dan Aykroyd, and Lauren Bacall. This film was produced by Sundowning, Inc., a wholly owned subsidiary of the Company created for this project. Sundowning, Inc. was incorporated in the State of Nevada on July 16, 1998, and is qualified to do business in the State of California under the name "Sundowning Entertainment." The film was financed through a co-production with a German company, Cinerenta/Cinesun, and Total Film Group, Inc. The executive producers for the film were Gerald Green and Rainer Bienger, and the producer of the film was Patricia Green, the wife of Gerald Green. (See "Certain Relationships and Related Transactions.) "J&M Entertainment" is handling the foreign sales for the film.


     My First Mister was filmed on location in Los Angeles in early
2000. The film is now in post-production and stars an ensemble cast led by Albert Brooks, Lee Lee Sobieski, John Goodman, Carol Kane and Mary Kay Place. The film was directed by Christine Lahti, who won an Academy Award for her short film Lieberman in Love. The screenplay is by Jill Franklyn. The film was produced by Carol Baum and Jane Goldenring. The executive producer was Gerald Green through the Company's subsidiary, 1st Mr. Inc. The film is scheduled to released by late 2000 or early 2001. Domestic distribution will be handled by Paramount Classics, while foreign territories are being sold by Mario Kassar and his C-2 Productions.



     Bride of the Wind is being produced through the Company's wholly owned subsidiary, Alma Productions UK Ltd, in the Great Britain and is a UK/German co-production. Directed by Bruce Beresford, the screenplay is by Marilyn Levy. The film, produced by Lawrence Levy & Evzen Kolar, and executive produced by Gerald Green, is presently being filmed on location in Vienna. Bride is scheduled to complete production in mid-July 2000 and is anticipated to be ready for release in 2001. Domestic distribution will be handled by Paramount Classics and foreign territories are being sold by Mario Kassar and his C-2 Productions.



     The Company has developed a strategy that capitalizes on market opportunities emerging from the growing entertainment economy and was created to realize this opportunity. Mr. Green oversees the development and production of all feature films produced by the Company. The Company intends to tightly control production expenditures while maintaining the artistic integrity required to develop and produce successful feature films. The Company's approach to the creative development and production of films is to focus selectively on script driven productions that can be made with recognizable casts and at mid-sized budgets ($5 million to $25 million). Before a motion picture receives approval to begin pre-production, it must meet certain requirements. The Company will only produce a film based on the following criteria:

     The script must be original and of the highest quality.

     The project must be mainstream and have mass appeal. Art films are not considered.

     Directors must have a proven track record with qualifications acceptable to the foreign buyers and domestic studios. The Company is not prepared to hire unproven directors.

     Available actors must be identified and their fee structures must fit into the budget requirements of the picture.

     The film must fall into the funding capabilities and parameters established. The Company will not generally participate in films with budgets in excess of approximately $25 million.

     The film must be acceptable to the completion bond company. The completion bond company underwrites any and all risk that the picture will not be completed and delivered to its distributors on schedule and within budget according to the delivery requirements specified in the distribution agreements.

     Before approving a picture, conservative sales estimates for the proposed film must indicate that the film project is viable.

     The Company must be able to secure a favorable distribution deal with a major U.S. domestic distributor prior to approving the film for pre-production.

     The Company's production executives work in tandem with the production personnel to ensure tight fiscal and logistical controls on the film. The Company hires line producers whose sole responsibility is to keep the film within its established logistics and budget.



     By adding Total Creative, Inc., the Company now has two operational divisions focusing on two business activities in multimedia: entertainment production, and advertising/marketing/Internet services. Both divisions provide great opportunity to capitalize on shared resources and existing synergies. Not unlike major studios with strong content divisions that drive other business units forward, the Company proposes to create similar advantages between its entertainment and advertising divisions. The Company hopes to develop sources of competitive advantage, additional revenue streams, and higher levels of profitability.



     The Company has entered into a foreign sales agreement with C-2
Pictures, LLC, a California limited partnership composed of equal interests owned by Cinergi Pictures Entertainment, Inc., a Delaware corporation, and Mario Kassar Productions LP, a California limited partnership. The agreement was entered into on August 2, 1999, with Cinergi and was assigned to C-2 Pictures on January 25, 2000. The agreement appoints C-2 Pictures as the exclusive international sales agent on three pictures, the first being My First Mister, to be sold by C-2 Pictures throughout the world, except in the United States, its dominions, including Puerto Rico, and English speaking Canada. The term of the agreement shall be for a period of 30 months from the delivery of each picture. The rights to the pictures shall include all forms of the theatrical, non-theatrical, home video, public video, commercial video, pay-television, pay-per-view, video-on-demand, DVD, free television, airline, hotel and ship-at-sea rights throughout the allotted territory. The Company is obligated to advance between $75,000 and $150,000 to C-2 Pictures for the costs and expenses in connection with the distribution, advertising, and exploitation of the film. In addition, C-2 Pictures will receive 10% of the gross receipts derived from sales in the applicable territory until the Company recoups its investment in the picture and the distribution expenses advanced to C-2 Pictures. Thereafter, C-2 Pictures will receive 15% of the gross proceeds.



     The Company intends to secure domestic distribution from major distributors on a film by film basis. The Company intends to utilize the availability of print and advertising funds to negotiate favorable studio "Rent-a-System" arrangements from major distributors on a film by film basis. Such agreements require the user to be responsible for all prints and advertising expenses. The value of a studio Rent-a-System distribution deal can be characterized in the following way. Under a standard studio distribution agreement, the studio would advance print and advertising costs. Such costs would be recouped through the studio's first position to receive funds from the film. In addition, a 10% overhead fee on the prints and advertising expenses would be charged, as well as a 25% distribution fee applied to gross sales. Additionally, home video participations for the Company would be computed on a 20% royalty basis rather than on a low-fee distribution basis. Conversely, should the Company have sufficient capital to fund its own prints and advertising expenses requirements, it could enter into a "Rent-a-System" arrangement with the studio. Such an arrangement would provide the Company access to a major studio's distribution apparatus on a preferred basis, providing that the entire cost of production and distribution would be covered by the Company. In return, a very favorable 17.5% distribution fee could be negotiated with the studio, allowing the Company to capture a larger and more profitable piece of a film's economic value. The Company would assume all distribution risk but at the same time maintain control of all of the film's profits. In this case, the Studio would take its 17.5% fee and nothing more.



     The Company has come to an oral arrangement with Paramount Classics' co-presidents Ruth Vitale and David Dinerstein for Paramount to market and distribute of up to four of the Company's feature films. Under the arrangement, Paramount will receive North American rights to the films. Letter agreements have been signed for the first two projects under this arrangement, which are Bride of the Wind and My First Mister.


The Advertising and Marketing Business

     Total Creative, Inc. ("TCI") is engaged in web design and development, digital advertising and other traditional advertising and marketing related services in the marketing business. In order to maximize its competitive potential, TCI operates three business units, each focusing on different segment of the industry: 1) a graphic design studio, directed at the entertainment industry; 2) a general advertising agency that creates print and broadcast advertising for consumer and business-to-business marketers; and 3) an Internet services company, which develops and creates web sites and e-commerce solutions. TCI has offices in San Francisco and Los Angeles.

     TCI helps clients plan and implement their Internet strategy with a particular emphasis on brand and creative content. Services include marketing and brand consulting, information architecture, graphical user interface design, content development, programming and integration management. TCI's major clients include KPMG, Eastman Kodak, and MGM Home Entertainment. Since the formation of TCI in March 1999, the Company's strategy has been to enhance TCI's brand awareness and market position including aggressive new business development efforts and negotiation of guaranteed production contracts with key film clients. TCI also supplies the Company with the marketing and creative advertising campaign work required for its films produced "in house," including My My First Mister and Bride of the Wind (aka Alma).


     As of March 31, 2000, one customer, SDN Interactive, accounted for approximately 18.5% of the total accounts receivable generated by TCI.


Employees


     At June 30, 2000, the Company and its subsidiaries employed 28 persons on a full-time basis. In the film production segment, four are in executive positions, four are administrative, and one is clerical. In addition, the Company has several free-lance production personnel working on various film productions. In the advertising and marketing business, two are in executive positions, sixteen are employed in operations, and one is clerical. The Company provides medical and dental insurance coverage, life insurance, a 401K plan to the employees of the Company and its subsidiaries, which is optional.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General


     The Company generates revenues from the film business through movie release income. This income is defined as the revenues collected from the exploitation of motion picture releases in the following domestic and international markets: domestic theatrical, domestic home video, domestic television and sales to foreign distributors. The Company generates revenues from the advertising business from the sale of media design, advertising, and Internet business consulting services. As reported in the financial statements provided for the nine month period ended March 31, 2000, the portion of total revenues attributed to the film business and the advertising business are 3.6% and 96.4% respectively. There was only one film in limited theatrical release during this period.


     The Company is involved in the business of producing, marketing, and distributing commercial feature films. It primarily creates, develops and produces feature-length, theatrical motion pictures. The Company generally finances all or a substantial portion of the budgeted production costs of films it produces through advances obtained from distributors and borrowings secured by domestic and international licenses, from private investors, and through co-production agreements.


     The consolidated financial statements at June 30, 1999, and March
31, 2000, include the accounts of Total Film Group, Inc. and its wholly owned subsidiaries: Total Creative, Inc., Total Films UK Limited, Sundowning, Inc., and 1st Mister, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated upon consolidation.


     The Company's revenues and results of operations are significantly affected by accounting policies required for the industries in which it operates. Among the more significant policies are the following:


     Revenue Recognition: Revenues from distribution or releasing agreements are recognized when the film is released and certain other conditions are met in accordance with Statement of Financial Accounting Standards No. 53 ("SFAS 53"), "Financial Reporting by Producers and Distributors of Motion Picture Films." Amounts received in advance of the film being available for release are recorded on the balance sheet as deferred revenue. This revenue recognition method may result in significant fluctuations in revenues and net earnings (losses) from period to period. Revenues from TCI are generally recognized at the completion of job production. Revenue for long-term contracts is recognized on the percentage-of-completion method.


     Motion Picture Development Costs and Amortization: Motion picture development costs represent those costs incurred in the production, acquisition and distribution of motion pictures, which include production costs, legal expenses, interest and overhead costs. These costs have been capitalized in accordance with SFAS 53. The Company is amortizing the film costs for completed films using the individual-film-forecast-computation method, whereby the amortization of the budget of a film is recognized in the proportion that current year revenues bear to management's estimate of ultimate revenue from all markets. Motion picture development costs are valued at lower of unamortized cost or estimated net realizable value. Revenue and cost forecasts for films are regularly reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an ultimate loss, additional amortization is provided to fully recognize such loss.

Results of Operations

     Comparison of Fiscal Years ended June 30, 1999 and 1998


     The Company's operating revenues for the fiscal year ended June 30, 1999, were $6,120,094, an increase of $6,037,765 or 7,333.7% from operating revenues of $82,329 in the prior fiscal year ended June 30, 1998. This increase is attributed to growth in movie release income, which was $0 at June 30, 1998, as compared with $4,429,388 at June 30, 1999. Movie release income for the period ended June 30, 1999, reflects the revenue from the Company's film, The New Swiss Family Robinson. This movie was filmed during the 1997/1998 fiscal year and broadcast on ABC Television Network in January 1999.


        The Company's operating revenues generated by TCI for the fiscal year ended June 30, 1999, were $1,690,706, an increase of $1,608,377 or 1,953.6%
from operating revenues of $82,329 in the prior fiscal year ended June 30, 1998. During this period of comparison, TCI acquired Michel/Russo Inc., a marketing and advertising firm, and Skyrocket, LLC, a web development and digital advertising company. The operations of these two companies were merged into the existing TCI operation and the company began reorganizing its management structure and business strategy.


     Total operating expenses were $7,544,697 during the fiscal year ended June 30, 1999, as compared to $473,132 during the fiscal year ended June 30, 1998. This increase of $7,071,565 in operating expenses is due to: (i) amortization of motion picture development costs totaling $3,493,709 for The New Swiss Family Robinson, and (ii) an increase in TCI's administrative expenses as a fully operational division of the Company.

     Amortization of additional consideration granted for debt during the fiscal year ended June 30, 1999, was $257,813 as compared to $0 during the fiscal year ended June 30, 1998. This expense represents the amortized portion of the excess of market value over the warrant price for the warrants granted as reflected in the equity section of the Company's balance sheet at June 30, 1999.

     For the fiscal year ended June 30, 1999, the Company's balance sheet reflected goodwill (net of amortization) equal to $986,926. The goodwill arises from the net deficit assumed by the Company in the Michel/Russo Inc. and Skyrocket, LLC acquisitions as well as the value of stock options granted in connection therewith.

     The Company reported a net loss of $(1,579,433), including $(257,813) for amortization of additional consideration granted for debt, or $(0.19) per share, for the fiscal year ended June 30, 1999, as compared to a net loss of $(391,486) or $(0.05) per share for the fiscal year ended June 30, 1998. The weighted average number of common shares outstanding for the compared periods were 8,414,597 in fiscal year 1998/1999 and 7,740,667 in fiscal year 1997/1998.

        Comparison of Nine Months Ended March 31, 2000 and 1999


        The Company's operating revenues for the period ended March 31, 2000, were $2,321,729, a decrease of $2,800,401 or 55% from operating revenues of $5,122,130 in the prior nine month period ended March 31, 1999. This decrease resulted primarily from a reduction in movie release income, which was $4,373,744 at March 31, 1999, as compared to $85,331 at March 31, 2000. Movie release income for the period ended March 31, 1999, reflects the revenue from the Company's film, The New Swiss Family Robinson, while the Company did not have a film in wide release for the period ended March 31, 2000. The New Swiss Family Robinson was filmed during the 1997/1998 fiscal year and broadcast on ABC Television Network in January 1999.


        The Company's operating revenues generated by TCI for the period ended March 31, 2000, were $2,236,398, an increase of $1,488,012 or 199% from operating revenues of $748,386 in the prior nine month period ended March 31, 1999. The nine month period ended March 31, 2000, reflects the first nine months of operations for TCI after the company reorganized its management and professional staffing structure and refocused its business strategy from that of a graphic design boutique to its current strategy as an Internet services agency.


        Operating expenses include amortization of motion picture development costs. Operating expenses exclusive of amortization of motion picture development costs were $3,869,665 during the period ended March 31, 2000, as comparted to $2,501,285 during the period ended March 31, 1999.
Administrative expenses increased $569,125 or 37% to $2,092,391 for the period ended March 31, 2000, from $1,523,266 in the period ended March 31, 1999. The increase in such expenses is due principally to an increase in TCI's administrative expenses as a fully operational division of the Company.


        Interest expense for the period ended March 31, 2000, was $335,063 as compared to $127,142 during the period ended March 31, 1999. The increase was due to increased borrowings carried for longer terms. Total indebtedness for borrowed money increased to $2,061,292 for the period ended March 31, 2000, from $1,870,042 in the period ended March 31, 1999. See "Liquidity and Capital Resources" below for additional discussion.


        Amortization of additional placement fee for the period ended March 31, 2000, was $506,446 as compared to $0 during the period ended March 31, 1999. This expense is directly related to the Company's borrowings with The Orbiter Fund and the Lancer Group. See "Liquidity and Capital Resources" below for additional discussion.


        The Company reported a net loss of $(7,234,004) or $(0.80) per share for the period ended March 31, 2000, as compared to a net loss of $(278,247) or $(0.02) per share for the period ended March 31, 1999. During this period, the Company recognized a loss on the early extinguishment of short-term debt. The extraordinary item represents $(4,543,679) or 63% of the period's net loss. The weighted average number of common shares outstanding for the compared periods were 8,872,191 in fiscal 1999/2000 and 8,555,000 in fiscal 1998/1999.


Liquidity and Capital Resources

        Cash and cash equivalents at March 31, 2000, decreased to $826,452 from $2,388,140 at March 31, 1999. $1,100,000 of the cash balance at March 31, 1999, represents unspent production funding for the film Diamonds. The Company expects to collect revenues from this film during the next quarter from home video, television, and foreign sales markets.


     The Company has funded its working capital requirements through operating revenues and proceeds from debt and equity financings. At times, the Company has relied upon its transactional production loans to provide bridge production financing prior to receipt of distribution advances.

        In February 1999 the Company obtained a $2,000,000 bridge loan from The Orbiter Fund, an entity managed by one of the principal shareholders of the Company, with interest at 13.5% and maturing May 2000. In September 1999, the Company obtained a $2,000,000 convertible note from the Lancer Group, with interest at 12%, payable quarterly, and maturing March 2000. As of February 28, 2000 these loans were converted into common stock of the Company. (See
Item 1 Description of Business--History and Organization.) As of March 31, 2000, $1,700,000 of the Company's short and long-term debt obligations represent monies borrowed in connection with the funding of My First Mister.


Summary

        Management believes that existing resources and cash generated from operating activities, together with the conversion of the outstanding debt, will be sufficient to meet the Company's working capital requirements through the end of the fiscal year 1999/2000. The Company may seek other sources of financing to meet its working capital requirements, including separate equity or debt financing. The Company from time to time seeks additional financing through the issuance of new debt or equity securities, additional bank financings, or other means available to the Company to increase its working capital. The Company is in the process of completing an equity offering of up to $3,700,000 and expects to conclude the offering by July 31, 2000. The Company believes that the net proceeds from this offering, together with anticipated revenues from operations, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements through the period ending March 31, 2001.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company leases approximately 3,062 square feet of office space in Beverly Hills, California. This space is used for the Company's corporate headquarters and the film business. The lease expires on March 16, 2002. Monthly lease payments are $5,358.

     Total Creative, Inc. occupies approximately 5,000 square feet of office space in Los Angeles, California, which is used for the advertising and marketing business. The arrangement to occupy this space is for month to month pursuant to an oral arrangement with the landlord. Monthly rental payments are $12,000.

        Total Creative, Inc. also occupies approximately 6,850 square feet of office space in the San Francisco, California, area. This space houses the digital advertising business of the Company. The lease expires December 31, 2002. Monthly lease payments are $22,833.


     Total Creative, Inc. has two major computer equipment leases used in its advertising business. The principal amount of the first lease is $90,000, with monthly payments of $2,062. The sixty month lease was entered into in June 1998. Total Creative, Inc. has the option to purchase the equipment at the end of the lease period at its then fair market value. The second lease was a thirty-six month lease entered into in September 1999. The principal amount of this lease is approximately $110,000. The monthly payments are $3734. There is an option to purchase the equipment for fair market value at the end of the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by the named shareholders and others concerning the ownership of common stock of the Company as of June 30, 2000, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                  Amount and Nature
Name and Address                    of Beneficial
of Beneficial Owner                 Ownership (1)            Percent of Class

Michael Lauer                       6,890,014(2)                 54.75%
475 Steamboat Road
Greenwich, CT 06830

Lancer Offshore, Inc.               4,137,907(3)                 33.55%
Kaya Flamboyan 9
Curacao, Netherland Antilles

Lancer Partners LP                  1,942,107(4)                 15.74%
475 Steamboat Road
Greenwich, CT 06830

Gerald Green                        2,220,000(5)                 16.65%
9019 Lloyd Place
West Hollywood, CA 90069

Manuel Pacheco                         55,000(6)                    *

Eli Boyer                              50,000(7)                    *

Monique L. Jones                         -0-

Executive Officers and              2,325,000                    17.43%
Directors as a Group
(4 Persons)

     *Represents less than 1%.
     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
     (2) Mr. Lauer owns 310,000 of these shares directly in his name. Of the remaining shares, 4,137,907 are held directly in the name of Lancer Offshore; 1,942,107 are held directly in the name of Lancer Partners; and 250,000 are held directly in the name of The Orbiter Fund. Mr. Lauer is the general partner of Lancer Partners. Mr. Lauer is the investment manager of Lancer Offshore and The Orbiter Fund. Mr. Lauer controls the voting and disposition of these shares by virtue of being the investment manager for these entities. The Orbiter Fund has been granted warrants to purchase 250,000 shares. The warrants are exercisable within sixty days. The shares underlying the warrants are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Lauer.
     (3) These shares are included in the total shares beneficially owned by Mr. Lauer, who is deemed to share beneficial ownership of these shares with this entity.
     (4) These shares are included in the total shares beneficially owned by Mr. Lauer, who is deemed to share beneficial ownership of these shares with this entity.
     (5) Of these shares 407,500 are held directly in the name of Mr. Green; 437,500 are held directly in the name of Mr. Green's wife, Patricia M. Green; 375,000 are held in trust for the children of Mr. and Mrs. Green. Mr. and Mrs. Green control the voting of the shares held in trust. Mr. Green also holds options to purchase 1,000,000 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Green.
     (6) Mr. Pacheco holds options to purchase 55,000 which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Pacheco.
     (7) Mr. Boyer holds options to purchase 50,000 which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Boyer.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

        The following table sets forth as of June 30, 2000, the name, age, and position of each executive officer and director of the Company and the term of office of such director:


     Name               Age      Position(s)                   Director Since
     Gerald Green        68      President, CEO, & Chairman          1997
     Manuel Pacheco      43      Director                            1997
     Eli Boyer           80      Secretary, Treasurer, & Director    1997
     Monique L. Jones    34      Chief Financial Officer              --

     Directors are elected for a term of one year and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. The Board of Directors has not selected a date for the next annual meeting of shareholders. Officers of the Company are chosen by the Board of Directors. Each officer holds his office for one year and until his successor is chosen and qualified. Officers may also be removed by the Board of Directors whenever in its judgment the best interests of the Company will be served by removing the officer.

     Set forth below is certain biographical information regarding the Company's executive officers and directors:

     GERALD GREEN has been the president of the Company since January 1997. From 1977 to 1997 he was self employed as a producer of feature length motion pictures.

     MANUEL PACHECO has been a practicing attorney in Mexico since 1982. He received his bachelor of law degree from the Universidad Panamericana in Mexico City in 1979, and received a master of law degree from Southern Methodist University, Dallas, Texas, in 1982.

     ELI BOYER is a certified public accountant and was a senior partner in the national accounting firm of Laventhol and Horwath from 1966 to 1986. He has been self-employed as a certified public accountant since 1986. He served as chief financial officer of the Company from January 1997 until November 1999. He is also a director of Bright Star Holding and Safety Harbor Spa, Inc. Mr. Boyer received his bachelor of science degree in accounting in 1940 from UCLA. He became a certified public accountant in 1943.

     MONIQUE L. JONES has been the chief financial officer of the Company since November 1999. From February 1996 until September 1999 she was employed by USA Films (formerly Polygram Filmed Entertainment) as manager of business planning and development, director of business planning and development, and director of film finance and planning. From October 1994 until October 1995 Ms. Jones was employed by Coopers and Lybrand as an associate in the entertainment/media practice division. She received her MBA in June 1993 from the Anderson School at UCLA.

        The following table sets forth as of June 30, 2000, the name, age, and position of each executive officer and director, and each significant employee, of Total Creative, Inc.:

     Name               Age     Position(s)                      Director Since
     Gerald Green       68      Director, President, and Secretary     1998
     Rod Dyer           64      Co-creative director                    --
     Howard Russo       62      Co-creative director                    --

     Set forth below is certain biographical information regarding the executive officers and directors of Total Creative, Inc.:

     ROD DYER has been employed as the co-creative director of Total Creative, Inc. since June 1998. From 1967 until June 1998 Mr. Dyer was president of Dyer Mutchnick, a design and advertising firm.

     HOWARD RUSSO has been employed as co-creative director of Total Creative, Inc. since January 1999. From February 1989 until December 1998, he was the executive vice-president and chief financial officer of Michel/Russo, Inc., a creative advertising agency. From January 1988 until January 1989, Mr. Russo was senior vice-president and head of creative advertising for Columbia Pictures, where he oversaw creative advertising for domestic releases of motion pictures.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation

        The following table sets forth the aggregate executive compensation awarded to, earned by, or paid to the named executive officer by any person for all services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 2000, 1999, and 1998:


Name       Year     Annual Compensation      Long-Term Compensation       All
and                              Other       Awards       Payouts       Other
Principal                        Annual                            Compensation
Positions        Salary  Bonus Compensation Restricted
                                           Stock
                                           Award(s) Options LTIP
                                                    /SARs   Payouts

Gerald
Green, CEO 2000 $246,945    --   $34,739        --       --      --        --
           1999 $95,000(1)  --  $250,000(2)     --    500,000    --        --
           1998 $80,000(1)  --  $350,000(3)     --       --      --        --

     (1) Of this amount, $20,000 was paid as salary to Patricia M. Green, wife of Mr. Green.
     (2) Of this amount, $100,000 is deferred compensation to Mr. Green for his producer's fee for the film Diamonds. Of the remaining amount $100,000 was paid as producer's fees to a company owned by Mrs. Green and $50,000 was deferred.
     (3) Of this amount, $300,000 is deferred compensation to Mr. Green for his producer's fee for the film The New Swiss Family Robinson. The remaining amount is deferred compensation to a company owned by Mr. Green's wife, Patricia M. Green.


1998 Stock Option Plan

        On June 19, 1998, the Board of Directors adopted a 1998 Non-Qualified Stock Option Plan (the "Plan"), pursuant to which it was authorized to grant options to purchase up to 800,000 shares of common stock to the Company's key employees, officers, directors, consultants, and other agents and advisors. Awards under the Plan consisted of non-qualified stock options. The Plan will terminate on June 19, 2008. At June 30, 2000, all of the options under the plan had been granted, except for 70,000. Of the outstanding options, 45,000 had been exercised as of March 31, 2000.


     The Plan is administered by the Board of Directors which determined the persons to whom awards were granted, the number of awards granted, and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

     The exercise price of each option granted under the Plan was determined by the Board of Directors. The exercise price is (i) payable in cash; (ii) payable in whole or in part in shares of stock of the Company, which shares shall be valued at its then fair market value as determined by the Board of Directors; or (iii) by the surrender or cancellation of other rights to stock of the Company.

     No option granted under the Plan is transferable other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order. The options are subject to certain adjustments in the case of stock splits, stock dividends, combination or consolidation of shares, and in certain asset transfers. In the event that any holder of an option, except a consultant, is terminated or resigns from his or her position with the Company or a subsidiary within six months of the grant of an award, any unexercised portion of such option immediately becomes null and void. In the case of gross negligence, criminal misconduct, or willful or gross misconduct by an employee, the Board of Directors may cancel any options held by such person.

Stock Option Grants

        During the year ended June 30, 1999, the Company granted a total of 960,000 options to employees. Of the options granted, 730,000 were granted under the 1998 Stock Option Plan and 230,000 were granted pursuant to individual stock option agreements. The following table sets forth information concerning grant of stock options made during the fiscal year to the named executive officer and the percent the grant represents of total options granted to employees during the fiscal year:

                   Number of
                   Securities     Percent of
                   Underlying     Total          Exercise       Expiration
     Name          Options        Options        Price          Date
     Gerald Green    500,000        52.08%         $2.00          7/27/01
     Manuel Pacheco   55,000         5.73%         $2.00          6/19/01
     Eli Boyer        50,000         5.21%         $2.00          6/19/01


        During the year ended June 30, 2000, the Company granted a total of 752,500 options to employees of the Company and its subsidiaries pursuant to individual stock option agreements. The following table sets forth information concerning these grants of stock options made during this fiscal year to the named executive officers and the percent the grants represent of total options granted to employees during the fiscal year:

                   Number of
                   Securities  Percent of
                   Underlying  Total       Exercise       Expiration
     Name          Options     Options     Price          Date
     Gerald Green    500,000     66.45%      $2.00          5/15/03
     Monique Jones    10,000      5.98%      $3.00          11/8/02
                      15,000                 $4.00          11/8/03
                      20,000                 $5.00          11/8/04

     Of the options granted to Ms. Jones, 10,000 vest after twelve months of continuous employment; 15,000 will vest after twenty-four months of continuous employment; and 20,000 will vest after thirty-six months of continuous employment. All of the other options set forth above have fully vested.

2000 Restricted Stock Bonus Plan

     In January 2000 the Company adopted a Stock Bonus Plan (the "Stock Bonus Plan") which allows the Company to issue up to 50,000 restricted shares of the Company's common stock to directors, officers, employees, and others who have performed bona fide services for the Company. The purpose of the Stock Bonus Plan is to assist the Company in maintaining and developing a management team, attracting qualified directors, officers, and employees capable of assisting in the future success of the Company, and rewarding those individuals who have contributed to the success of the Company. It is designed to aid the Company in retaining the services of executives and employees and in attracting new personnel when needed for future operations and growth and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who are perceived by management as having contributed to the success of the Company or who are important to the continued business and operations of the Company. The Stock Bonus Plan is administered by the Board of Directors. It will terminate not later than ten years from its adoption by the Board of Directors. Pursuant to the terms of the Stock Bonus Plan, the Company issued 7,500 shares to an employee of the Company in January 2000.

Compensation of Directors

     The bylaws provide that directors, as such, are not entitled to receive any stated salary for their services. However, they may receive a fixed sum and expenses for attendance at meetings of the Board. The Company has not adopted a policy with regard to establishing any fixed sum for attendance at special or regular meetings of the board, but it does intend to reimburse directors for out-of-pocket expenses related to such meetings.

Employment Agreements

     The Company has a full-time employment contract dated September 15, 1999, with Gerald Green to serve as the chief executive officer of the Company. The agreement terminates on August 31, 2004. Under the contract Mr. Green receives an annual base salary of $300,000 and a fixed annual bonus of $29,167. He is also entitled to a contingent annual bonus equal to 10% of the net profits of the Company before income taxes. Mr. Green will also receive an executive producer's fee to be negotiated for each film project of the Company. The agreement provides for an annual review and permits the Board of Directors to increase or decrease the compensation based upon the services performed by Mr. Green and the financial condition of the Company. Mr. Green has the right to defer any part of the compensation upon prior written notice. He is entitled to a car allowance of $1,500 per month. He is also entitled to medical insurance for himself, his spouse, and children up to age twenty-five, and the amount of medical and hospital expenses paid or payable for such persons not covered by insurance. He is to receive three weeks paid vacation each year. If Mr. Green is unable to perform his duties because of illness or incapacity for more than twelve months, the Company may suspend its payment obligation or terminate the agreement. Mr. Green is also to receive screen and advertising credit in films in which he provides creditable services.

     The Company entered into an employment agreement dated September 27,1999, with Monique L. Jones to act as chief financial officer for the Company and its affiliates. The agreement may be terminated at any time by either party. Ms. Jones receives an annual salary of $100,000, which amount may be increased by the Company's executive committee after annual review of her performance. She is entitled to the same medical, dental, retirement, and other benefits afforded other similar employees of the Company. Ms. Jones was also granted options to purchase 45,000 shares of common stock of the Company.

     Mr. Boyer, the Company's treasurer and secretary, has no employment agreement or other compensatory plan or arrangement with the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Gerald Green, the president, a director and principal shareholder of the Company, may be deemed a promoter in relation to the organization of the business of the Company and was the founder of Total Media Corporation. In connection with the original acquisition of Total Media Corporation by the Company, Mr. Green exchanged all of his shares of Total Media Corporation for shares of the Company.

     Mr. Green was employed by Total Films UK Limited, a wholly owned subsidiary of the Company, as the executive producer of The New Swiss Family Robinson. For his services, Mr. Green earned $300,000 and screen credit as producer of the film. Payment of the cash consideration has been deferred, without interest, until the film recoups its negative costs. Mr. Green is also an officer and a director of Total Films UK Limited.

        Mr. Green and his wife, Patricia M. Green, were also employed by Sundowning, Inc. as the executive producer and the producer, respectively, of the film Diamonds. For his services as producer of Diamonds, Mr. Green earned a fee of $100,000, which is deferred, without interest, until the film recoups its negative costs. Mr. and Mrs. Green are also officers and directors of Sundowning, Inc. Mrs. Green, through her company, Saso Entertainment, Inc., earned $150,000 as producer's fees in connection with the film, $50,000 of which has been deferred, without interest, until the film recoups its negative costs. Of the total amount earned, $100,000 was paid during the fiscal year ended June 30, 1999. A bonus of $40,000 was paid to Mrs. Green during the fiscal year ended June 30, 2000.


        Mrs. Green, through her company, Saso Entertainment, Inc., was paid $75,000 as an in-house production executive in connection with the film My First Mister and $100,000 as a producer's fee for the film Bride of the Wind (aka Alma). These fees were paid during the current year.


     Mr. Andrew Somper, a former director of the Company, was a partner in the law firm of Berwin Leighton which performed legal services for the Company.
He is also a director and officer of Total Film UK Limited. Legal fees paid to Berwin Leighton total approximately $80,000. In addition, Mr. Somper received stock options for the purchase of 75,000 shares at $2.00 per share. Mr. Somper exercised this option in February 2000, by canceling 30,000 options. He received 45,000 shares through such exercise.

        In February 1999 the Company assumed the repayment of two loans and one line of credit with a total principal amount of $150,000, the balance of which at March 31, 2000, was $66,200, between Red Sky Films, LLC and Skyrocket, LLC as the borrowers and Westamerica Bank as the lender. Assumption of the loans and the line of credit were required pursuant to the acquisition agreement between the Company and Skyrocket, LLC.


     In February 1999 the Company entered into a loan agreement with The Orbiter Fund, an entity managed by Michael Lauer, a principal shareholder of the Company. The principal amount of the loan was $2,000,000. The Company also granted 250,000 warrants to The Orbiter Fund in connection with the loan. In August 1999 the Company negotiated an extension of the initial payment of principal in return for which the Company issued 250,000 shares to the fund.

        In September 1999 the Company issued convertible notes in the amount of $2,000,000, which was used for working capital. The notes were convertible at any time prior to maturity at the rate of one share for each $2.00 of principal or interest converted. Of such funds, $1,800,000 were loaned by entities controlled by Michael Lauer, a principal shareholder of the Company. All of the lenders were granted pro rata 250,000 shares of restricted common stock. A cash fee of 7% of the gross amount was paid to Capital Research, Ltd., plus 100,000 five-year warrants with an exercise price of $2.25 per share. Capital Research, Ltd. and Bruce Cowen also each loaned $50,000 to the Company in this transaction. The lenders were introduced to the Company by Mr. Cowen and the fees were paid to his company pursuant to the terms of the consulting agreement between Capital Research, Inc. and the Company.


        On February 28, 2000 the Company entered into an agreement with the lenders in the two $2,000,000 loans made in February and September 1999 to convert the principal amount of such loans into common stock of the Company and to forgive the unpaid interest. Pursuant to the agreement the Company issued 2,790,014 shares to entities controlled by Mr. Lauer. These shares include the pro rata amount of shares which were to be issued to such entities in connection with the September 1999 loan. As of the date of the agreement, the Company owed $376,100 in interest to the entities controlled by Mr.
Lauer. The agreement does not affect the 250,000 warrants granted to The Orbiter Fund in connection with the February 1999 loan, or the 250,000 shares granted for extension of the payments under such loan. Also in connection with this transaction, the Company issued 26,667 shares and paid $40,000 to Capital Research, Ltd. as a transaction fee for assisting the Company in the negotiation of the conversion of the loans. In addition, Capital Research, Ltd. and an additional lender received 310,079 shares for loans made by them in connection with the September 1999 loan.


        At March 31, 2000, the Company had loaned approximately $58,900 to Rod Dyer, a significant employee of Total Creative, Inc., the Company's wholly owned subsidiary. The loan was made without interest and is payable upon demand by the Company. Mr. Dyer has agreed to pledge his interest in the 50,000 shares of common stock issued to him by the Company as security for repayment of the loan. The loan is not evidenced by any written documents. The funds were used by Mr. Dyer to satisfy debts of the business operated by Mr. Dyer and which became Total Creative, Inc.


        In October 1999 the Board of Directors authorized the Company to make loans to Mr. Green up to $50,000 at an annual interest rate of 8%, payable interest only monthly with the balance due and payable September 15, 2003, or sooner, at the option of Mr. Green. During the fiscal year ended June 30, 2000, the Company loaned $37,500 pursuant to this arrangement. In addition, the Company loaned $58,065, without interest, to Mr. Green during the fiscal year ended June 30, 1999, and $52,107, without interest, during the fiscal year ended June 30, 2000. As of June 30, 2000, Mr. Green had made repayments totaling $20,000.


ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

        The Company has authorized 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of June 30, 2000, the Company had outstanding 12,335,299 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Board of Directors, the President, or the holders of not less than one-fifth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges granted by the Company with respect to any shares. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.


Preferred Stock

     The articles of incorporation of the Company authorize 500,000 shares of preferred stock, par value $.001 per share. Such shares may be issued in such series and have such rights, preferences, an designation as determined by the Board of Directors. No preferred shares are outstanding.

Change of Control

     The creation and issuance of a series of preferred stock or the issuance of shares of common stock by the Board of Directors could be used to delay, defer, or prevent a change of control of the Company in certain takeover attempts. Using such shares, the Board of Directors could create impediments to, or delay persons seeking to effect, a takeover or transfer of control of the Company by causing such additional authorized shares to be issued to a holder or holders who might side with the Board in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company and its shareholders. Such an issuance could diminish the voting power of existing shareholders who favor a change in control, and the ability to issue the shares could discourage an attempt to acquire control of the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market for Stock

        The Common Stock of the Company is quoted on the Pink Sheets ("TFGP"). The table below sets forth for the periods indicated the high and low bid quotations as reported by Nasdaq Trading & Market Services. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.


                              Quarter        High        Low
     FISCAL YEAR ENDED
     JUNE 30, 1998            First         $4.50       $2.75
                              Second        $3.875      $1.125
                              Third         $4.00       $2.00
                              Fourth        $4.25       $2.00

     FISCAL YEAR ENDED
     JUNE 30, 1999            First         $3.1875     $1.3125
                              Second        $3.75       $1.75
                              Third         $5.25       $2.625
                              Fourth        $5.875      $3.1875

     FISCAL YEAR ENDED
     JUNE 30, 2000            First         $3.5625     $1.3125
                              Second        $4.625      $2.6875
                              Third         $8.75       $3.8125
                              Fourth        $6.00       $1.50


Outstanding Options, Warrants, and Convertible Instruments

        At June 30, 2000, the Company had outstanding options exercisable into 1,532,500 shares of common stock. Such options were issued pursuant to the Company's Stock Option Plan and in individual option agreements.


        At June 30, 2000, the Company had outstanding warrants to purchase 950,000 shares of common stock. Of the outstanding warrants, 200,000 were issued to investors and 200,000 were issued to JBRG Consultants as a consulting fee in connection with the private offering by the Company in October 1999; 100,000 were issued to Capital Research Ltd. in connection with the $2,000,000 loan from entities controlled by Michael Lauer and others in September 1999; 175,000 were issued to Capital Research Ltd. in connection with its consulting agreement; 250,000 were issued to The Orbiter Fund in connection with the $2,000,000 loan to the Company in February 1999; and 25,000 were issued to Richard Davimos, Jr. in connection with a production loan for the film My First Mister.

     In December 1998 the Company borrowed $50,000 from Merchants T&F and issued 5,000 shares in partial consideration for loaning such funds. The shares were issued to Murray Wilson, the president of such entity. The Company agreed to repurchase such shares at $3.00 per share if they could not be sold under Rule 144 after one year from December 1998.

Shares Eligible for Future Sale under Rule 144

        The Company had 12,335,299 shares of its common stock outstanding at June 30, 2000. Of these shares, 7,767,449 are believed to be restricted securities and 1,350,000 are believed to be control shares (non-restricted shares held by affiliates of the Company) pursuant to Rule 144 promulgated by the Securities and Exchange Commission. The control shares are not subject to any holding requirement under Rule 144 and would be available for resale subject to all other conditions of the rule. Management believes that 3,882,150 of the restricted shares may have met the one year holding requirement of Rule 144. Restricted shares held by affiliates, restricted shares held by non-affiliates for less than two years, and control shares are not available for resale under Rule 144 for a period of ninety days following the effective date of this registration statement.


Registration Rights

     In October 1999 the Company commenced an offering of warrants to purchase 200,000 shares of common stock. The offering closed on November 30, 1999, and the Company issued 200,000 warrants. In connection with this issuance, the Company granted to the holders of the warrants the right to include the shares underlying the warrants on a one-time basis in the next registration statement filed by the Company under the Securities Act in which the Company proposes to offer shares for cash or securities. The piggy-back registration rights expire thirty-six months following the closing of the offering.

     The Company has agreed to register warrants to purchase 200,000 shares of the Company's common stock, exercisable at $4.125 per share, to be issued to JBRG Consultants in connection with the private offering by the Company and Total China, Inc. in October 1999. The agreement provides for priority registration rights and/or piggyback registration rights as normally attached as compensation warrants.

Record Holders of Stock; Transfer Agent

        At June 30, 2000, the Company had 63 shareholders of record as reported by the Company's transfer agent. The transfer agent for the Company is Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117.


Dividends

     Since its inception, the Company has not paid any cash dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


        On July 10, 2000, the Company engaged Hollander, Lumer & Co. LLP, Certified Public Accountants, as independent auditors of the Company for the year ending June 30, 2000. The decision to retain Hollander, Lumer & Co. LLP, and not to re-engage Miller, Kaplan, Arase & Co., LLP, the former independent auditor, was made by the Board of Directors on such date. The decision not to re-engage Miller, Kaplan, Arase & Co., LLP did not involve a dispute with the Company over accounting policies or practices. The report of Miller, Kaplan, Arase & Co., LLP on the financial statements of the Company and subsidiaries for the years ended June 30, 1999 and 1998, did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principals. In connection with the audit of the financial statements of the Company and subsidiaries for such years ended June 30, 1999 and 1998, there were no disagreements with Miller, Kaplan, Arase & Co., LLP for the annual periods, and for the period up to the date of the change, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Miller, Kaplan, Arase & Co., LLP, would have caused such firm to make reference to the matter in its report.


     Neither the Company, nor anyone on its behalf, has consulted Hollander, Lumer & Co. LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the financial statements of the Company and subsidiaries, and neither written nor oral advice was provided by Hollander, Lumer & Co. LLP that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In January 1997, the Company issued 3,000,000 shares of common stock to the six shareholders of Total Media Corporation, a Nevada corporation. The shares were issued in a reverse acquisition transaction between the Company and Total Media Corporation, in which such shareholders exchanged all of their shares for the shares of the Company. Such securities were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving any public offering. No general solicitations were used in connection with the transaction. Each of the shareholders of Total Media Corporation delivered appropriate investment representations to the Company with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. Each of the investors was believed to be a sophisticated investor. No underwriting discounts or commissions were paid in connection with such issuance.

     In April 1997 the Company sold 1,000,000 shares of common stock to two persons for cash proceeds of $50,000 and to five persons for conversion of notes payable by the Company in an aggregate of $950,000 without registration in a limited offering pursuant to Rule 504 promulgated by the Securities and Exchange Commission under the Securities Act of 1933 and Section 3(b) thereunder. No underwriting discounts or commissions were paid in connection with such issuances.

     In July 1997 the Company sold 2,000,000 shares to four accredited investors in a private placement of the shares. The shares were sold for an aggregate of $2,000,000. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, and Rule 506 promulgated thereunder, as transactions by an issuer not involving any public offering. Such investors delivered appropriate investment representations with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No general solicitations were made in connection with the transaction. No underwriting discounts or commissions were paid in connection with such issuance.

     In April 1998 the Company sold 800,000 shares of common stock for an aggregate of $1,000,000 to eight persons without registration in a limited offering pursuant to Rule 504 promulgated by the Securities and Exchange Commission under the Securities Act of 1933 and Section 3(b) thereunder. No underwriting discounts or commissions were paid in connection with such issuances.

     In October 1998 the Company borrowed $246,528 for working capital from Sophia Toledo. The Company issued a ninety-day promissory note dated October 8, 1998, to Ms. Toledo evidencing such loan. The loan was repaid on May 19, 1999. The note was issued in reliance upon the exemption provided in Section 3(a)(3) of the Securities Act. No underwriting discounts or commissions were paid in connection with such issuance.

     In December 1998 the Company issued 5,000 shares to Murray Wilson in connection with a loan of $50,000 by Merchants T&F, a company controlled by such individual, in a private placement of the shares. The loan was repayable on or before February 18, 1999, with a thirty day extension if the Company paid an additional $5,000. The shares were issued as partial consideration for Merchants T&F loaning the funds to the Company. The note was issued in reliance upon the exemption provided in Section 3(a)(3) of the Securities
Act. The shares were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering. Mr. Wilson delivered appropriate investment representations with respect to such transaction and consented to the imposition of a restrictive legend upon the certificate evidencing such securities. No general solicitations were made in connection with the transaction. Mr. Wilson is believed to be a sophisticated investor. No underwriting discounts or commissions were paid in connection with such issuance.

        In January 1999 the Company issued 50,000 shares to Rod Dyer in connection with his employment agreement with the Company. As additional compensation under the employment contract, the Company issued an additional 50,000 shares on January 1, 2000, and 50,000 shares on June 1, 2000. The shares were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering. Mr. Dyer delivered appropriate investment representations with respect to such transaction and consented to the imposition of a restrictive legend upon the certificate evidencing such securities. No general solicitations were made in connection with the transaction. Mr. Dyer is believed to be a sophisticated investor. No underwriting discounts or commissions were paid in connection with such issuance.


        In connection with the purchase of Michel/Russo in January 1999, the Company issued 50,000 shares to Dan Michel and Howard Russo, the sole shareholders of Michel/Russo. The shares were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering. Mr. Michel and Mr. Russo delivered appropriate investment representations with respect to such transaction and consented to the imposition of a restrictive legend upon the certificate evidencing such securities. No general solicitations were made in connection with the transaction. Mr. Michel and Mr. Russo were believed to be sophisticated investors. No underwriting discounts or commissions were paid in connection with such issuance.


        In February 1999 the Company borrowed $2,000,000 from The Orbiter Fund Ltd., a corporation controlled by one of the Company's principal shareholders, Michael Lauer. In connection with the transaction the Company issued warrants to purchase 250,000 shares exercisable at $2.00 per share on or before February 9, 2002. The Company also issued 250,000 shares to The Orbiter Fund in August 1999 for an extension on the repayment of the loan.


        Effective April 27, 1999, the Company issued a total of 150,000 shares of common stock to Douglas Humphreys and April Minnich, the two owners of Skyrocket LLC, a California limited liability company. Effective June 22, 1999, the Company issued an additional 75,000 shares to such parties. The shares were issued in an acquisition transaction between the Company and Total Creative, Inc., and Skyrocket LLC, in which such owners exchanged all of their interest in the limited liability company for the shares of the Company. Such securities were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving any public offering. No general solicitations were used in connection with the transaction. Each of the shareholders of Skyrocket LLC delivered appropriate investment representations to the Company with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. Each of the investors was believed to be a sophisticated investor. No underwriting discounts or commissions were paid in connection with such issuance.


        In January 1999 the Company granted options to Madeleine Ali, an employee of the Company, to purchase 100,000 shares of the Company's common stock at $2.00 per share. In April 1999 Ms. Ali exercised her option to purchase 10,000 shares at the exercise price of $2.00 per share. Rather than paying cash, she canceled 4,445 of the options which equaled the exercise price based upon the bid price of $4.50 per share on the day of exercise. Thus, she was issued 5,555 shares. In January 2000 Ms. Ali was issued 7,500 shares pursuant to the Company's Stock Bonus Plan. In February 2000 Ms. Ali also exercised her option to purchase 15,000 shares at the exercise price of $2.00 per share. Rather than paying cash, she canceled 6,000 of the options which equaled the exercise price based upon the bid price of $5.00 per share on the day of exercise. Thus, she was issued 9,000 shares. The shares were issued pursuant to Rule 701 promulgated by the Securities and Exchange Commission.
No underwriting discounts or commissions were paid in connection with such issuances.


        In September 1999 the Company entered into a consulting agreement with Capital Research Ltd. and issued warrants to purchase 100,000 shares.
Pursuant to the terms of the consulting agreement, the Company also issued warrants to Capital to purchase 25,000 shares of common stock on December 1, 1999, on March 1, 2000, and on June 1, 2000. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. Each investor was believed to be sophisticated. Such investors delivered appropriate investment representations with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No general solicitations were made in connection with the transaction.


        In September 1999 the Company borrowed $2,000,000 from five accredited investors and issued a six month promissory note to such persons. The notes were convertible at any time through the maturity of the notes at the rate of one share for each $2.00 of principal or interest converted. The notes were issued in reliance upon the exemption provided in Section 3(a)(3) of the Securities Act. In connection with the loan, the Company issued 250,000 shares pro rata to the lenders. The Company also paid a consulting fee of $140,000 to Capital Consulting Inc. and also issued warrants to purchase 100,000 shares of common stock of the Company to such firm. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. Each investor was believed to be sophisticated. Such investors delivered appropriate investment representations with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No general solicitations were made in connection with the transaction.


        In October 1999 the Company sold warrants to purchase 200,000 shares to forty accredited investors in a private placement of the warrants. The warrants were sold for an aggregate of $200,000. This amount was used to pay the cash finder's fee in a concurrent offering of shares of Total China, Inc., one of the Company's subsidiaries. The Company also issued warrants to purchase 200,000 shares of common stock to JBRG Consultants as a consulting fee in connection with the private offering. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, and Rule 506 promulgated thereunder, as transactions by an issuer not involving any public offering. Such investors delivered appropriate investment representations with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No general solicitations were made in connection with the transaction.


        In January 2000, in connection with the funding of the Company's film My First Mister, the Company issued warrants to purchase 25,000 shares of common stock of the Company to Richard Davimos, Jr. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as a transaction by an issuer not involving any public offering. Such investor delivered appropriate investment representations with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No general solicitations were made in connection with the transaction.


        In May 2000 the Company issued 8,000 shares of common stock to John Daly as compensation for production consulting services to the Company. Such securities were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving any public offering. No general solicitations were used in connection with the transaction. Mr. Daly delivered appropriate investment representations to the Company with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. He was believed to be a sophisticated investor. No underwriting discounts or commissions were paid in connection with such issuance.


        In February 2000 the Company converted the outstanding promissory notes issued in connection with the loan of $2,000,000 in February 2000 and $2,000,000 in September 2000. The Company issued a total of 2,936,667 shares of common stock to the lenders for cancellation of the notes and forgiveness of outstanding interest due. In addition, the Company issued 26,667 shares of common stock and paid $40,000 to Capital Research Ltd. as a commission in connection with the conversion transaction. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. Each of the investors was believed to be sophisticated. Such investors delivered appropriate investment representations with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No general solicitations were made in connection with the transaction.


        In May 1999 the Company granted options to Leonard Shapiro to purchase 30,000 shares of the Company's common stock at $3.00 per share. In February 2000 Mr. Shapiro exercised his option to purchase 30,000 shares at the exercise price of $3.00 per share. Rather than paying cash, he canceled 13,090 of the options which equaled the exercise price based upon the bid price of $6.875 per share on the day of exercise. Thus, he was issued 16,910 shares. Such securities were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of
Section 4(2) thereof, as transactions by an issuer not involving any public offering. No general solicitations were used in connection with the transaction. Mr. Shapiro delivered appropriate investment representations to the Company with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. Mr. Shapiro was believed to be a sophisticated investor. No underwriting discounts or commissions were paid in connection with such issuance.


        In August 1998 the Company granted options to Andrew Somper, a director at such time, to purchase 75,000 shares of the Company's common stock at $2.00 per shares. In February 2000 Mr. Somper exercised his option to purchase 75,000 shares at the exercise price of $2.00 per share. Rather than paying cash, he canceled 30,000 of the options which equaled the exercise price based upon the bid price of $5.00 per share on the day of exercise. Thus, he was issued 45,000 shares. The shares were issued pursuant to Rule 701 promulgated by the Securities and Exchange Commission. No underwriting discounts or commissions were paid in connection with such issuances.


        In February 2000 the Company borrowed $100,000 for working capital from Trinity American Corporation in connection with the purchase of an option to acquire a film library. The Company issued a three month promissory note dated February 17, 2000, to such entity evidencing the loan. On May 17, 2000, the loan was extended to September 30, 2000. The note was issued in reliance upon the exemption provided in Section 3(a)(3) of the Securities Act. No underwriting discounts or commissions were paid in connection with such issuance.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware expressly authorizes a Delaware corporation to indemnify its officers, directors, employees, and agents against claims or liabilities arising out of such persons' conduct as officers, directors, employees, or agents for the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.
Article XI of the Bylaws of the Company require the Company to indemnify and hold harmless such persons to the fullest extent authorized by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The Seventh article of the Articles of Incorporation of the Company, subject to certain exceptions, limits the monetary liability of the directors to the Company or its shareholders for any breach of fiduciary duty by the director as a director.

PART F/S

     Financial Statements. The following financial statements are included in this registration statement:

                                                                         Page
     Report of Auditor                                                   F-1
     Consolidated Balance Sheets as of June 30, 1999 and 1998            F-2
     Consolidated Statements of Operations for the fiscal years
      ended June 30, 1999 and 1998                                       F-3
     Consolidated Statements of Stockholders' Equity for the fiscal
     years ended June 30, 1999 and 1998                                  F-4
     Consolidated Statements of Cash Flows for the fiscal years
      ended June 30, 1999 and 1998                                       F-5
     Notes to Financial Statements                                       F-7

     Consolidated Balance Sheets as of March 31, 2000                    F-1
     Consolidated Statements of Operations and Accumulated Deficit
      for the nine month periods ended March 31, 2000 and 1999           F-3
     Consolidated Statements of Cash Flows for the nine months
      ended March 31, 2000 and 1999                                      F-4


PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

    Exhibit No.      Description                                         Page

     2.1        Articles of Incorporation, as amended                      *
     2.2        Current Bylaws                                             *
     3.1        Form of Common Stock Certificate                           *
     6.1        Reorganization Agreement dated January 29, 1997            *
     6.2        Promissory Note to Merchants T&F dated December 15, 1998   *
     6.3        Loan Agreement with the Orbiter Fund dated February 9,
                 1999, as amended August 11, 1999                          *
     6.4        Promissory Note to The Orbiter Fund dated February 10,
                 1999                                                      *
     6.5        A-Warrant Certificate Form, with schedule, to the Orbiter
                 Fund                                                      *
     6.6        Capital Research Ltd Agreement                             *
     6.7        B-Warrant Certificate Form, with schedule, to Capital
                 Research Ltd.
     6.8        $2 Million Convertible Note Term Sheet dated September 21,
                 1999                                                      *
     6.9        Form of Convertible Promissory Note                        *
     6.10       Promissory Note Conversion Agreement dated February 28,
                 2000                                                      *
     6.11       Form of Warrant Certificate in October 1999 Private
                 Offering                                                  *
     6.12       Form of Registration Rights Agreement in October 1999
                 Private Offering                                          *
     6.13       Form of Right of First Refusal Agreement in October 1999
                 Private Offering                                          *
     6.14       Promissory Note to Trinity American Corporation dated
                 February 17, 2000                                         *
     6.15       Agreement Re Sale of Interest in Skyrocket, LLC            *
     6.16       Michel/Russo, Inc. Stock Purchase Agreement, as amended    *
     6.17       Employment Agreement of Gerald Green                       *
     6.18       Employment Agreement of Rod Dyer                           *
     6.19       Employment Agreement of  D. Daniel Michel, as amended      *
     6.20       Stock Option Certificate to D. Daniel Michel               *
     6.21       Employment Agreement of Howard Russo, as amended           *
     6.22       Stock Option Certificate to Howard Russo                   *
     6.23       Employment Agreement of Monique L. Jones                   *
     6.24       Stock Option Certificate to Monique L. Jones               *
     6.25       1998 Non-Qualified Stock Option Plan                       *
     6.26       Form of Non-Qualified Stock Option Certificate             *
     6.27       Stock Option Certificate for Madeleine Ali, as amended     *
     6.28       Stock Bonus Plan                                           *
     6.29       Stock Purchase Agreement with U.S. Business Network, Inc.  *
     6.30       Executive Producer Agreement for Diamonds                  *
     6.31       Producer's Agreement for New Swiss Family Robinson         *
     6.32       Producer Agreement for Chick Flick                         *
     6.33       Office Lease Agreement                                     *
     6.34       Paramount Pictures Corporation/Alma U.K. Production,
                 Limited letter agreement for Bride of the Wind            *
     6.35       Paramount Pictures Corporation/First Mr. Inc. letter
                 agreement for My First Mister                             *
     6.36       JBRG Consultants consulting agreement                      *
     6.37       C-Warrant Certificate for JBRG Consultants
     6.38       D-Warrant Certificate for Davimos
     6.39       Option Agreement for Gerald Green
     6.40       Foreign Sales Agreement, with assignment
     10.1       Consent of auditor

     * Filed with the original Form 10-SB registration statement of the Company filed with the Securities and Exchange Commission on April 5, 2000 (SEC File no. 0-30027).

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Total Film Group, Inc.

Date: July 21, 2000       By /s/ Gerald Green, President

Date: July 25, 2000       By /s/ Monique L. Jones, Chief Financial Officer

Independent Auditors' Report


Total Film Group, Inc. and Subsidiaries
Beverly Hills, California


We have audited the accompanying consolidated balance sheets of Total Film Group, Inc. and Subsidiaries (the "Company"), as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total Film Group, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ MILLER, KAPLAN, ARASE & CO., LLP

North Hollywood, California
September 29, 1999, except for Note 4,
which is as of January 14, 2000.

TOTAL FILM GROUP INC. AND SUBSIDIARIES
BALANCE SHEET

ASSETS

                                             June 30, 1999       June 30, 1998
CURRENT ASSETS

     Cash and Cash Equivalents            $      1,130,179      $      629,336
     Time Certificate of Deposit                    27,678                   -
     Accounts Receivable                           423,413              91,285
     Related Party Receivable                       90,165                   -
     Other Receivable                               30,000             139,177
     Prepaid Expenses                               50,557               2,272
                                                 _________             _______
TOTAL CURRENT ASSETS                             1,751,992             862,070
                                                 _________             _______
MOTION PICTURE DEVELOPMENT COSTS

     New Swiss Family Robinson                   5,639,610           5,298,437
     Less:  Accumulated Amortization             3,493,709                   -
                                                 _________           _________
                                                 2,145,901           5,298,437

     Diamonds                                    7,386,627                   -
     Other                                         778,161             738,465
                                                 _________           _________
                                                10,310,689           6,036,902
     Less:  Production Funding
            Received                             7,219,391                   -
                                                 _________           _________
TOTAL MOTION PICTURE DEVELOPMENT
COSTS, NET OF AMORTIZATION AND
PRODUCTION FUNDING RECEIVED                      3,091,298           6,036,902
                                                 _________           _________
PROPERTY, PREMISES AND EQUIPMENT

     Furniture and Fixtures                         37,589              25,679
     Office Equipment                              325,083              33,404
     Leasehold Improvements                          9,029               8,035
                                                 _________           _________
                                                   371,701              67,118
     Less:  Accumulated Depreciation               256,753              12,851
                                                 _________           _________
TOTAL PROPERTY, PREMISES AND
EQUIPMENT                                          114,948              54,267
                                                 _________           _________
OTHER ASSETS

     Deposits                                      116,186              16,076
     Organization Costs, Net of
     Amortization                                  126,784             200,137
     Goodwill, Net of Amortization                 986,926                   -
     Miscellaneous Investments                     266,088              39,597
                                                 _________             _______
TOTAL OTHER ASSETS                               1,495,984             255,810
                                                 _________           _________
TOTAL ASSETS                              $      6,454,222    $      7,209,049
                                                 =========           =========

(See notes to consolidated financial statements)

LIABILITIES AND STOCKHOLDERS' EQUITY

                                             June 30, 1999       June 30, 1998
CURRENT LIABILITIES

     Short Term Debt                      $      2,000,000            $      -
          Less:   Unamortized
                  Debt Discount                    429,687                   -
                                                 _________             _______
                                                 1,570,313                   -
     Current Portion of
      Long-Term Debt                               126,925                   -
     Current Portion of
      Obligation Under Capital Lease                 1,121               1,495
     Accounts Payable and Accrued
      Expenses                                     508,816             296,751
     Income Taxes Payable                           25,507                   -
     Interest Payable                               89,507                   -
     Producer's Fee Payable,
      Related Party                                300,000             300,000
     Deferred Revenue                                    -           2,593,816
                                                 _________           _________
TOTAL CURRENT LIABILITIES                        2,622,189           3,192,062
                                                 _________           _________
LONG-TERM LIABILITIES

     Long-Term Debt, Net of
      Current Portion                               52,652             645,768
     Obligation Under Capital
      Lease, Net of Current Portion                      -               1,122
                                                 _________           _________
TOTAL LONG-TERM LIABILITIES                         52,652             646,890
                                                 _________           _________
TOTAL LIABILITIES                                2,674,841           3,838,952
                                                 _________           _________
STOCKHOLDERS' EQUITY

     Common Stock, $0.001 Par Value;
      Authorized 50,000,000 Shares;
      Issued and Outstanding 8,630,000
      Shares and 8,300,000 Shares,
      Respectively                                   8,630               8,300
     Stock Warrants Granted, Value
      in Excess of Exercise Price                  687,500                   -
     Stock Options Exercisable,
      Fair Value                                   557,813                   -
     Additional Paid-in Capital                  4,841,667           4,098,593
     Accumulated Deficit                        (2,316,229)           (736,796)
                                                 _________            ________
TOTAL STOCKHOLDERS' EQUITY                       3,779,381           3,370,097

TOTAL LIABILITIES AND STOCKHOLDERS'              _________            ________
EQUITY                                    $      6,454,222     $     7,209,049
                                                 =========           =========

(See notes to consolidated financial statements)

TOTAL FILM GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                     For the Years Ended
                                            June 30, 1999        June 30, 1998
REVENUE
     Movie Release Income                $      4,429,388           $        -
     Design Fees                                1,690,706               82,329
                                                _________             ________
                                                6,120,094               82,329
                                                _________             ________

OPERATING EXPENSES
     Administrative Expenses                    3,911,239              411,556
     Depreciation and Amortization                139,749               61,576
     Amortization of Motion Picture
          Development Costs                     3,493,709                    -
                                                _________             ________
                                                7,544,697              473,132
                                                _________             ________
LOSS FROM OPERATIONS                           (1,424,603)            (390,803)
                                                _________             ________

OTHER INCOME (EXPENSE)
     Rental Income                                184,868                3,475
     Interest Income                               20,107                1,211
     Interest Expense                            (115,193)              (5,089)
     Amortization of Additional Consideration
          Granted for Debt                       (257,813)                   -
     Loss on Sale of Assets                             -                 (449)
     Miscellaneous Income                          41,529                  169
                                                _________             ________
                                                 (126,502)                (683)
                                                _________             ________
LOSS BEFORE INCOME TAX EXPENSE                 (1,551,105)            (391,486)
                                                _________             ________
INCOME TAX (EXPENSE) BENEFIT
     Current                                      (28,328)                   -
                                                _________             ________

                                                  (28,328)                   -
                                                _________             ________
NET LOSS                                $      (1,579,433)     $      (391,486)
                                                =========             ========
BASIC AND DILUTED LOSS PER SHARE        $           (0.19)     $         (0.05)
                                                =========             ========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                       8,414,597             7,740,667
                                                =========             ========


(See notes to consolidated financial statements)

                                    Stock      Stock    Additional
                   Common Stock     Warrants   Options   Paid-In     Accumulated
                Shares     Amount   Granted  Exercisable Capital     Deficit

Balance,
July 1, 1997  6,500,000   $  6,500  $      -  $       - $2,100,393  $  (345,310)


Issuance of
Common Stock
for Cash at
$1.00 per
Share
Pursuant
to Private
Offering,
July 1997     1,000,000     1,000          -          -    999,000             -


Issuance of
Common Stock
for Cash at
$1.25 per
Share
Pursuant
to Private
Offering,
March 1998      600,000       600          -          -    749,400             -

Issuance of
Common Stock
for Cash at
$1.25 per
Share
Pursuant to
Limited
Offering,
April to
May 1998        200,000       200           -         -    249,800             -

Net Loss
for the
Year Ended
June 30, 1998         -         -           -         -          -     (391,486)

Balance,
June 30,
1998          8,300,000     8,300           -         -  4,098,593     (736,796)

Issuance of
Common Stock
for
Acquisition
of Skyrocket,
LLC.,
January 1999    150,000       150           -         -    337,350             -

Issuance of
Common Stock
for Acquisition
of Michel Russo,
Inc.,
January 1999    100,000       100           -         -    212,366             -

Issuance of
Common Stock
as
Additional
Consideration
for Debt,
February 1999     5,000         5           -         -     24,683             -

Issuance of
Common Stock
for
Acquisition
of Skyrocket,
LLC., June
1999             75,000        75           -         -    168,675             -

Warrants
Exercisable for
250,000 Shares
of Common Stock
at $2.00 per
Share, Issued
as Additional
Consideration
of Debt,
February 1999          -        -     687,500         -          -             -

Stock Options
Exercisable for
210,000 Shares
of Common
Stock at $2.00
per Share for
Services
Rendered
July 1998 -
May 1999               -        -           -   557,813           -            -

Net Loss for
the Year Ended
June 30, 1999          -        -           -         -           -  (1,579,433)

Balance,       _________    _____     _______   _______   _________  ___________
June 30, 1999  8,630,000  $ 8,630   $ 687,500  $557,813  $4,841,667 $(2,316,229)

TOTAL FILM GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  For the Years Ended
                                          June 30, 1999         June 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                          $      (1,579,433)     $      (391,486)
                                               _________             ________
     Adjustments to Reconcile Net
      Loss to Net Cash Provided By
      Operating Activities:

     Depreciation and Amortization             3,633,458               61,576
     Loss on Sale of Assets                            -                  449
     Adjustment for Liabilities
      Acquired from Merger                       (11,100)                   -
     Abandoned Projects                                -                8,580
     Amortization of Loan Discount               284,956                    -
     Fair Value of Stock Options Granted         557,813                    -
     Decrease (Increase) in Assets:
      Accounts Receivable                       (245,099)             (76,919)
     Related Party Receivable                    (90,165)                   -
     Other Receivable                            109,177             (126,119)
     Prepaid Expenses                            (47,335)              12,785
     Deposits                                   (100,110)                   -

    Increase (Decrease) in Liabilities:
     Accounts Payable and Accrued Expenses       47,329               255,803
     Income Taxes Payable                        25,507
     Producer's Fee Payable, Related Party            -               300,000
     Interest Payable                            89,507                     -
     Deferred Revenue                        (2,593,816)            2,593,816
                                               _________            _________
TOTAL ADJUSTMENTS                             1,660,122             3,029,971
                                               _________            _________

NET CASH PROVIDED BY OPERATING ACTIVITIES        80,689             2,638,485
                                               _________            _________

CASH FLOWS FROM INVESTING ACTIVITIES
     Cash Used to Purchase Certificate of
      Deposit                                   (27,678)                    -
     Payment of Organization Costs                    -              (203,975)
     Miscellaneous Investments                 (226,491)              (16,723)
     Purchase of Property and Equipment         (19,083)              (15,285)
     Purchase of Subsidiaries                   (20,000)                    -
     Proceeds from Production Funding
      Arrangement                             7,219,391                     -
     Cash Used in Motion Picture
      Development, Net                       (7,767,496)           (5,579,207)
                                               _________             ________
NET CASH USED IN INVESTING ACTIVITIES          (841,357)           (5,815,190)
                                               _________             ________
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Issuance of Common Stock                -             2,000,000
Proceeds from Loans                           3,203,428             3,159,580
Principal Payments Made on Loans             (1,940,421)
Principal Payments on Capital Lease
 Obligations                                     (1,496)           (2,513,812)
                                               _________             ________
NET CASH PROVIDED BY FINANCING ACTIVITIES     1,261,511             2,645,768
                                               _________             ________
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                     500,843              (530,937)

CASH AND CASH EQUIVALENTS AT BEGINNING
OF THE YEAR                                     629,336             1,160,273
                                               _________             ________
CASH AND CASH EQUIVALENTS AT END OF THE
YEAR                                   $      1,130,179        $      629,336
                                              ==========             ========

(See notes to consolidated financial statements)

TOTAL FILM GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             For the Years Ended
                                       June 30, 1999       June 30, 1998

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
     Interest Paid                         $     62,768        $      187,406
                                              ==========             ========

     Income Taxes Paid                     $      2,821        $            -
                                              ==========             ========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

DURING THE YEAR ENDED JUNE 30, 1999:

     The Company issued 325,000 shares of common stock with a value of $549,966 as consideration for the acquisition of subsidiaries.

     The Company issued 5,000 shares of common stock as consideration for debt issued by the Company.

     The Company granted warrants exercisable for 250,000 shares of common stock at $2.00 per share with a fair value of $687,500 as additional consideration for debt issued by the Company.

     The Company granted stock options exercisable at $2.00 per share for 210,000 shares of common stock with a fair value of $557,813 for past services rendered.

(See notes to consolidated financial statements)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Business and Background:

Total Film Group, Inc. ("Total"), formerly known as Executive Marketing, Inc., was organized under the laws of the State of Delaware on August 1, 1995. On January 29, 1997, Executive and Total Media Corporation ('Media") completed a share for share exchange pursuant to an Agreement and Plan of Reorganization ("Share Exchange'). For accounting purposes, the share exchange was treated as a reverse acquisition of Executive by Media. Executive was the legal acquirer and accordingly, the share exchange was effected by the issuance of 3,000,000 shares of common stock in exchange for all the common stock then outstanding of Media. After the share exchange, the former stockholders of Media held approximately 67% of the then outstanding common stock of Executive. The purchase method of accounting was used, with Media being treated as the acquirer for accounting purposes. The results of operations reported in these consolidated financial statements reflect the operations of Media prior to January 29, 1997 and reflect the combined operations of Executive and Media subsequent to January 29, 1997. As a result of the share exchange, Media became a wholly owned subsidiary of Executive. Subsequent to the share exchange, Executive changed its name to Total.

Total is involved in the business of producing, marketing and distributing commercial feature films. It primarily creates, develops and produces feature-length, theatrical motion pictures.

Total Creative, Inc. ("TCI") is a wholly-owned subsidiary of Total which formerly operated as Dyer Communications, Inc. TCI acquired substantially all the assets of Skyrocket, LLC and Michel Russo, Inc. effective January 1,
1999. TCI is a graphic design boutique specializing in digital advertising, entertainment marketing, film promotion, trade and consumer advertising and packaging, including corporate advertising and corporate identity.

Principles of Consolidation:

The consolidated financial statements include the accounts of Total Film Group, Inc. and its wholly owned subsidiaries: Total Radio, Inc., Total Pictures, Inc., Total Film (UK) Ltd., Alien Sky (UK) Ltd., Total Creative, Inc. and Sundowning, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated upon consolidation.

Basis of Presentation:

On January 1, 1999, the Company acquired Skyrocket, LLC and Michel Russo, Inc., graphic arts businesses located in San Francisco and Los Angeles, respectively. Total issued 325,000 shares of common stock and cash in exchange for all the outstanding shares of Skyrocket and Russo. These transactions were accounted for under the purchase method.

Prior to the acquisition by Total, Skyrocket, LLC and Michel Russo, Inc. had December 31 fiscal year ends.

The following table presents information about the acquisitions made by Total in the fiscal years ending June 30, 1999 and 1998. All acquisitions were accounted for under the purchase method of accounting.

                      Acquisition    Purchase    Goodwill    Amortization
                        Date         Price                 Period Goodwill
                                                              (in Years)

Skyrocket, LLC            1/99       $  531,250   $  701,598       15
Michel Russo, Inc.        1/99          212,467      313,540       15

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

     Basis of Presentation: (Continued)

The purchase price was allocated to tangible assets and intangible assets, including goodwill less liabilities assumed. Management is primarily responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from those amounts.

Revenue Recognition:

Revenues from distribution or releasing agreements are recognized when the film becomes available for release and certain other conditions are met in accordance with Statement of Financial Accounting Standards No. 53 ("SFAS 53"), "Financial Reporting by Producers and Distributors of Motion Picture Films". Amounts received in advance of the film being available are recorded as deferred revenue.

Revenues from graphic design are generally recognized at the completion of production. Revenue for long-term contracts is recognized on the percentage-of-completion method.

Motion Picture Development Costs and Amortization:
Motion picture development costs represent those costs incurred in the production, acquisition and distribution of motion pictures, which include production costs, legal expenses, interest and overhead costs. These costs have been capitalized in accordance with SFAS 53. The Company is amortizing the film costs for completed films using the individual-film-forecast-computation method, whereby expense is recognized in the proportion that current year revenues bear to management's estimate of ultimate revenue from all markets.

Motion picture development costs are valued at lower of unamortized cost or estimated net realizable value. Revenue and cost forecasts for films are regularly reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an ultimate loss additional amortization is provided to fully recognize such loss.

Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Short-term investments included in cash and cash equivalents for the years ended June 30, 1999 and 1998 were $0 and $26,375, respectively.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management use estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

Property and Equipment:

Property and equipment are stated at cost. Depreciation of the cost of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from 1 to 7 years. Total depreciation expense relating to property and equipment for the years ended June 30, 1999 and 1998 were $31,189 and $10,222, respectively.


Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed are removed from the accounts and any gain or loss is reflected in the current year's earnings.

Organization Costs:

Organization costs, which reflect amounts expended to organize the Company, are amortized by the straight-line method over five years.

Amortization expense relating to organization costs was $80,348 and $51,354 for the years ended June 30, 1999 and 1998, respectively.

Goodwill:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited, fifteen years. Goodwill amortization for the year ended June 30, 1999 was $28,212.

Accounts Receivable:

Accounts receivable is stated net of allowance for doubtful accounts. The allowance is based upon management's estimate of the collectibility of accounts receivable. Management estimated the total allowance to be $12,155 and $14,365 for the years ended June 30, 1999 and 1998, respectively.

Other Assets:

The Company is in the process of acquiring a film library and a special effects facility. Other assets is comprised of costs incurred by the Company relating to these acquisitions. These amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to different depreciation methods, net operating loss carryforwards and state franchise tax. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is recognized, if based on weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

Concentration of Credit Risk:

The Company maintains bank account balances in institutions located in California and Puerto Rico. The balances in California are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances exceeded the level of insurance coverage for the years ended June 30, 1999 and 1998 by $946,146 and $483,000, respectively.

Financial instruments that potentially subject the Company to credit risk consist of accounts receivable. The Company grants credit to customers located in its operating location, primarily California. Concentrations of credit risk with respect to accounts receivable is somewhat limited due to the number of customers comprising the Company's customer base and their dispersion across different industries.

Impairment of Long-Lived Assets:

Periodically, the Company evaluates whether there has been impairment in the carrying value of the long-lived assets, such as motion picture development costs and property and equipment, in accordance with generally accepted accounting principles. Management believes that the long-lived assets in the accompanying balance sheets are recoverable.

Non-Direct Response Advertising:

Non-direct response advertising costs are expensed the first time the advertising takes place. Advertising expense for the year ended June 30, 1999 was $160,789.

     Earnings (Loss) Per Share:

     Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants have been included in the computation when dilutive.

     Basic EPS is calculated by dividing earnings available to common stockholders (the "numerator") by the weighted-average number of common shares outstanding (the "denominator") during the period. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

Options and warrants representing common shares were excluded from the average number of common equivalent shares outstanding in the diluted EPS calculation for the year ended June 30, 1999 since that would have an antidiluted effect on EPS.

Fair Value of Financial Instruments:

The Company's financial instruments include cash, receivables, payables and accrued expenses. The carrying amount of such financial instruments approximates fair value because of the short maturity of these instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

     Accounting for Stock Based Compensation

     As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation", the Company uses the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" to account for compensation expense for its stock-based employee compensation plan.

New Accounting Pronouncements:

In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Costs of start-up activities, including organization costs, should be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Initial application of this SOP should be reported as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board Opinion No. 20, Accounting Changes. The Company is required to adopt the SOP on its financial statements for the year ended June 30, 2000. Adoption of the SOP will reduce the Company's total assets and net income by the amount of unamortized organization costs. At June 30, 1999, organization costs, net of amortization, in the Company's balance sheet was $126,784.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition. SAB 101 provides guidance on revenue recognition. SAB 101 requires the following to occur before the Company can recognize income: 1) Persuasive evidence of an arrangement exists. 2) Delivery has occurred or services have been rendered.
3) The price is fixed or determinable. 4) Collectibility is reasonably assured. The Company will adopt SAB 101 no later than the first quarter of fiscal year 2001. SAB 101 is not expected to have a material impact on the Company's consolidated balance sheet, statements of operations or cash flows.

Reclassifications:

Certain reclassifications have been made to amounts reported in prior periods to conform with current year presentation.

NOTE 2 - SUPPLEMENTARY FINANCIAL INFORMATION:

The acquisition of Skyrocket, LLC and Michel Russo, Inc. were accounted for by the purchase method of accounting under Accounting Principles Board Opinion
(APB) No. 16. Accordingly, Total includes the pro forma operations of the consolidated entity for the years ended June 30, 1999 and 1998, respectively. Intercompany transactions for fiscal 1999 and 1998 were immaterial.

                                                      June
                                                 1999             1998
Total Revenues                               $ 6,586,061      $ 1,649,109
Total Operating Expenses                       8,111,217        2,129,797
                                               _________        _________
 Loss From Operations                         (1,525,156)        (480,688)
Other Income (Expense)                          (197,900)          48,705
 Loss Before Income Tax Expense               (1,723,056)        (431,983)
Income Tax (Expense)                             (28,328)               -
                                               _________        _________
Net Loss                                    $(1,751,384)      $  (431,983)
                                               =========        =========

Basis and Diluted Loss Per Share             $      (.20)     $     (0.05)

NOTE 3 - REPORTABLE OPERATING SEGMENTS:

Management's Policy in Identifying Reportable Segments:

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, marketing and distribution strategies.

General Information:

The Company has two reportable operating segments: motion picture films and graphic arts. The motion picture segment engages in the production, marketing and distribution of commercial feature films; the graphic arts segment is involved in the development of advertising and marketing campaigns for a variety of clients.

Segment Profit or Loss:

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on profit or loss from operations before income taxes and nonrecurring gains and losses. Transfers between segments are accounted for at market value.

For the Year Ended June 30, 1999
                                                           Segments
                                    Totals     Motion Pictures   Graphic Arts
Revenues from external customers  $6,120,094       $ 4,429,388    $ 1,690,706
Intersegment revenues                 88,761                 -         88,761
Interest income                       20,107            20,086             21
Interest expense                     373,006           358,847         14,159
Depreciation and amortization      3,633,458         3,584,700         48,758
Segment profit (loss)             (1,522,105)         (890,419)      (631,686)
Segment assets                     9,387,462         7,934,141      1,453,321

For the Year Ended June 30, 1998
                                    Totals     Motion Pictures   Graphic Arts
Revenues from external customers  $   82,329       $         -    $    82,329
Interest income                      226,211           226,211              -
Interest expense                       5,089             5,089              -
Depreciation and amortization         61,576            61,329            247
Segment profit (loss)               (166,486)         (107,224)       (59,262)
Segment assets                     8,933,586         8,439,263        494,323


NOTE 3 - REPORTABLE OPERATING SEGMENTS: (Continued)

Reconciliation of Segment Information to Consolidated Amounts:

Information for the Company's reportable segments relates to its consolidated totals as follows:

                                                For the Years Ended June 30,
                                                     1999          1998
Revenues
   Total revenues for reportable segments        $ 6,208,855    $    82,329
   Elimination of intersegment revenues              (88,761)             -
                                                   _________      _________
   Total consolidated revenues                   $ 6,120,094    $    82,329
                                                   =========      =========
Income or Loss
   Total loss for reportable segmnts             $(1,522,105)   $  (166,486)
   Elimination of intersegment income                (29,000)   $  (225,000)
                                                   _________      _________
   Loss before income tax                        $(1,551,105)   $  (391,486)
                                                   =========      =========
Assets
   Total assets for reportable segments          $ 9,387,462    $ 8,933,586
   Elimination of intersegment transactions       (2,933,240)    (1,724,537)
                                                   _________      _________
   Consolidated total                            $ 6,454,222    $ 7,209,049
                                                   =========      =========

Major Customer Information:

Revenues from two customers of the Company's graphic arts segment represent approximately $410,330 of the Company's consolidated revenues, for the year ended June 30, 1999.

NOTE 4 - LOANS PAYABLE:
                                                June 30,1999  June 30, 1998
Mercantile National Bank credit line, entered
 into March 23, 1999 with monthly principal
 payments of $8,333, plus interest at 8.75% per
 annum.  The credit line matures March 15, 2000.   $   75,000     $       -

Note payable, assumed October 1997 with
 principal secured by the cash proceeds related
 to the distribution of the New Swiss Family
 Robinson.  The interest accrues at 1% above
 the bank's prime rate of interest.  The
 note matured July 28, 1998.                                -       645,768

WestAmerica Bank note payable, assumed February
 1999 with monthly principal payments of $2,500
 plus a variable rate of interest currently
 10.25% per annum.  The debt matures September
 2000.                                                 35,000             -

WestAmerica Bank note payable, assumed February
 1999 with monthly principa payments of $1,637
 plus a variable rate of interest currently 10.5%
 per annum.  The debt matures November 2000.           22,917             -

WestAmerica Bank credit line, assumed January 1999.
 The interest rate is 10.75% per annum. (See Note 6.)  46,660             -
                                                      _______       _______
                                                      179,577       645,768
                              Less Current Portion    126,925             -
                                                       ______       _______
                                                    $  52,652     $ 645,768
                                                      =======       =======
Future aggregate debt maturities are as follows:

                Year Ending
                  June 30                   Amount

                  2000                  $  126,925
                  2001                      10,444
                  2002                       2,064
                  2003                       1,963
                  2004 and Therafter        38,181
                                           _______
                                        $  179,577
                                           =======

On February 11, 1999, the Company borrowed $2,000,000 with principal payable quarterly at the rate of $375,000 beginning three months following the date of the first advance and continuing on the same date of each quarter thereafter until one year following the date of the first advance, at which time the unpaid principal balance and accrued interest shall be due and payable. Interest will accrue at a rate of 13.5% per year, payable quarterly under the same terms as with principal.

The debt holder received as additional consideration 250,000 warrants to purchase the Company's common stock. The fair value in excess of the exercise price of the warrants of $687,500 has been recorded as an unamortized debt discount to be amortized as interest over one year, the term of the debt. The unamortized loan discount at June 30, 1999 was $429,687.

Total interest expense for these obligations for the years ended June 30, 1999 and 1998 was $95,880 and $5,089.

NOTE 5 - OBLIGATION UNDER CAPITAL LEASE:

     The Company leases office equipment with lease term expiring March 2000. This capital lease obligation has been recorded in the accompanying financial statements at the present value of future minimum lease payments. The capitalized cost of $5,939 is included in office equipment in the accompanying balance sheet. Accumulated depreciation at June 30, 1999 and 1998 includes $2,673 and $1,405, respectively, related to the capitalized cost of the office equipment, which was acquired under lease in March 1997.

NOTE 6 - LINE OF CREDIT:

The Company has available a line of credit from WestAmerica Bank for $50,000. The credit line bears interest annually at 10.75% with monthly payments equal to 0.417% of the outstanding balance, but not less than $100. The line was assumed in January 1999 and expires in April 2007. The balance outstanding on the line at June 30, 1999 was $46,660. (See Note 4).

NOTE 7 - RELATED PARTY TRANSACTIONS:

     Producer's fee payable of $300,000 is owed to the Company's chief executive officer. By agreement between the chief executive officer and the Company, the full amount is being deferred without interest until there are sufficient funds out of proceeds from the distribution of the "New Swiss Family Robinson" production to pay off the outstanding amount.

     The Company has receivables totaling $90,165 from its officers. The receivables are short term in nature, do not carry a stated rate of interest and are callable at the Company's discretation.

     The Company's chief executive and his wife are employed by Sundowning, Inc. as the executive producer and the producer of the motion picture "Diamonds". For their services they are to receive fees totaling $250,000, of which $150,000 is deferred, without interest, until the film recoups its negative costs. The agreement becomes effective as of the release date of the film. Producer fees of $100,000 were paid by June 30, 1999.

     The Company entered into a loan agreement for $2,000,000 with the Orbiter Fund, an entity managed by a principal shareholder of Total Film Group, Inc. The terms of the note and other information are included in Note 4 - Loans Payable.

     The Company retained for legal council the law firm of a former director. Total remittance to this law firm from the Company was $18,800 for the year ended June 30, 1999.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

The Company has entered into lease agreements for its office facilities, office equipment and automobiles with terms ranging from two to five years and monthly payments from $250 to $5,512. Future minimum lease payments are as follows:

  Year Ending
    June 30,        Lease Payments

     2000              $104,262
     2001                94,499
     2002                77,213
     2003                25,352
                       ________
Total future minimum
lease payments         $301,326
                       ========

     The lease agreement for the corporate office facilities calls for lease payments to increase from $5,358 to $5,512 per month starting in March 1999. None of the other lease agreements call for annual rental increases. Total rental expense included in the financial statements for the years ending June 30, 1999 and 1998 was $243,011 and $73,643, respectively.

     The Company entered into an Employee Loan Out Agreement with Viridian Holdings (a Company related to the Company's chief executive officer and a shareholder of the Company) wherein Viridian would loan the Company the services of its President and Chairman of the Board. The Company is obligated to pay $4,000 per month in "pass-through" salary through October 1, 1999. In addition, the Company agreed to cover all medical expenses not covered by insurance incurred by the President and his family. This compensation arrangement for the Chairman is exclusive of producer fees associated with the release of the Company's motion pictures. The agreement can be extended on a year to year basis after the initial term has expired.

The Company is involved in various legal proceedings, which represent routine litigation incident to the business, some of which are covered in whole or in part by insurance. In management's opinion, none of the pending litigation will have a material adverse effect on the Company's financial position.

On January 21, 1999, the Company entered into an agreement with legal counsel for assistance in the formation of a new subsidiary. The subsidiary's primary function will be the production and distribution of motion picture films. In addition to a $30,000 retainer paid to the attorneys during the year, the Company agreed to compensate legal counsel $300,000 plus time and expense charges upon completion of the securities transaction. According to the agreement, the retainer will be applied to the $300,000 liability once the transaction is completed. At June 30, 1999, the formation of the new subsidiary was not yet complete.

NOTE 9 - INCOME TAXES:

The Company has available at June 30, 1999 and 1998, unused operating loss carryforwards of approximately $2,325,000 and $750,000, respectively, which may be applied against future taxable income and which expire in various years through 2019. The amount of and ultimate realization of the benefits from operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the tax effect of loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards.

The Company's net deferred tax assets (using a federal rate of 34%) consisted of the following at:

                                              June 30, 1999     June 30, 1998

               Deferred Tax Assets              $   790,500        $  255,000
               Deferred Tax Asset Valuation        (790,500)         (255,000)
                                                    _______           _______
               Net Deferred Tax Assets          $      -           $      -
                                                 ==========          ========

NOTE 10 - STOCKHOLDERS' EQUITY:
     Stock Option Plan:

In July 1998, the Company adopted a Non-Qualified Stock Option Plan (the "Plan"). As of June 1999, approximately 800,000 shares of Common Stock are reserved for future issuance under this plan. The Plan allows for the Company to grant stock options to purchase shares of the Company's authorized but unissued Common Stock to officers, key employees, non-employee directors and consultants. Options are generally priced at the fair market value of the stock on the date of grant. Options are generally exercisable immediately but unvested shares are held in escrow. Options currently expire no later than five years from the date of grant.

During fiscal 1999, the Company granted non-employee directors and consultants the option to purchase 210,000 shares of unissued Common Stock. These options were granted for past services rendered with a fair value of $557,813. The professional fees were charged against earnings in the current year.

Information relative to stock option activity is as follows (in thousands):

                                                                Weighted
                            Options                             Average
                            Available    Number    Aggregate    Exercise
                            for Grant  of Shares     Price       Price

Balance, July 1, 1998               -          -   $       -   $        -
Share Authorized for
issuance                          800          -           -            -
Options Granted                  (730)       730       1,460         2.00
Options Exercised                   -          -           -            -
Options Cancelled                   -          -           -            -
                             ________   ________      ______     ________
Balance, June 30, 1999             70        730   $   1,460   $     2.00
                             ________   ________      ______     ________

As of June 30, 1999, approximately 70,000 shares of Common Stock were reserved for issuance under the Plan.

The following table summarizes information concerning currently outstanding and exercisable options:

        Options Outstanding                           Options Exercisable
                         Weighted
                         Average       Weighted                   Weighted
                         Remaining     Average                    Average
  Range of  Number       Contractual   Exercise     Number        Exercise
  Exercise  Outstanding  Life          Price        Exercisable   Price
  Prices

  $   2.00    730,000          1.31    $  2.00          623,332    $   2.00
    ______  _________      ________    _______        _________   _________

NOTE 10 - STOCKHOLDERS' EQUITY: (Continued)

     Stock - Based Compensation:

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan other than for the stock options granted to non-employee directors and consultants. Had compensation cost for the Company's other options granted been determined based upon the fair value at the grant date for awards under this plan been consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

     Net Loss as Reported               $       (1,579,433)

     Proforma Net Loss                          (2,468,027)

     Basic Net Loss per
          Share as Reported                          (0.19)

     Proforma Basic Net
          Loss per Share                             (0.27)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using a dividend yield of 0% and the following additional weighted average assumptions used for grants.

     Expected Stock Price Volatility                    66%

     Risk-Free Interest Rate                             6%

     Expected Lives (In Years)                           1.4

Using Black-Scholes option valuation model, the weighted average estimated fair value of employee stock options granted in the year ended June 30, 1999 was $1.94.

NOTE 11 - PRODUCTION FUNDING PAYABLE:

The Company entered into an agreement with Cinerenta Gesellshaft Fur Internationale Filmproduktion mbH & Co Zweite Medienbeteiligungs kg (the "limited partner") and Cinesun Internationale Filmproduktions Gesellshaft mbH & Co kg (the "producer") whereby the limited partner has agreed to contribute up to $8,263,340 to the producer for the purposes of financing the production and delivery of "Diamonds". Under terms of the arrangement the limited partner willve the rights to distribute the film in Germany, Austria, German-speaking Switzerland, Alto Adige, Liechtenstein, and German-speaking Luxembourg. A separate distribution arrangement has been made with Miramax whereby Miramax will have the exclusive rights to distribute the film in the United States and English-speaking Canada. The film's collection agent will distribute gross receipts based upon the agreement reached between the Company, the limited partner and all profit participants. The agreement calls for gross receipts from anywhere outside of English-speaking North America to be allocated to the limited partner until the limited partner has recouped its initial contribution. The agreement also specifies that all money from English-speaking North America to be allocated to the Company until the Company has recouped its initial contribution. Additional receipts over and above initial contributions will be allocated towards recoupment of any monies advanced by the completion guarantor towards completion and delivery of the film and to the sales agents' deferred sales agency fees. Any further receipts are to be allocated pro rata until the Company has received $100,000 and the limited partner 10% of its total contributions. The balance accruing in the collection account shall be allocated in perpetuity as follows: 50% to the limited partner, 33% to the Company, 15% to profit participants and 2% to insurers. When the limited partner has recouped 130% of its contribution, the limited partners share of gross receipts shall be reduced to 43% with the Company's increased to 40%. At June 30, 1999, the Company owed $7,219,391 under this agreement.

NOTE 12 - SUBSEQUENT EVENTS:

Subsequent to June 30, 1999, the Company entered into three capital lease agreements for computer and office equipment. Each capital lease obligation will be recorded in the financial statements at the present value of future minimum lease payments as of the lease date. Each lease term is three years and payments are due monthly. The fair market value of the equipment will be capitalized as property, premises and equipment and depreciated over its estimated useful life.

ASSETS

                                                      March 31, 2000
CURRENT ASSETS

     Cash and Cash Equivalents                          $     826,452
     Time Certificate of Deposit                               20,550
     Accounts Receivable                                      813,925
     Related Party Receivable                                 208,229
     Other Receivable                                          46,761
     Prepaid Expenses                                          37,751
                                                            _________
               TOTAL CURRENT ASSET                          1,953,668
                                                            _________
MOTION PICTURE DEVELOPMENT COSTS

     New Swiss Family Robinson                              5,623,933
     Less: Accum Amortization New Swiss Family
Robinson                                                    3,561,015
                                                            _________
                                                            2,062,918
     Diamonds                                                 844,261
     My 1st Mister                                          1,634,552
     Other                                                  1,198,386
                                                            _________
                TOTAL MOTION PICTURE DEVELOPMENT COSTS      5,740,117
                                                            _________
PROPERTY AND EQUIPMENT

     Furniture and Fixtures                                    37,589
     Office Equipment                                         472,830
     Leasehold Improvements                                     9,029
                                                            _________
                                                              519,448
     Less:  Accumulated Depreciation                          307,563
                                                            _________
               TOTAL PROPERTY AND EQUIPMENT                   211,885
                                                            _________
OTHER ASSETS

     Investment in US Business Network, Inc                 2,200,000
     Deposits                                                 201,516
     Organization Costs, Net of Amortization                        -
     Goodwill, Net of Amortization                            936,169
     Other Assets                                              32,714
                                                           __________
               TOTAL OTHER ASSETS                           3,370,399
                                                           __________
               TOTAL ASSETS                          $     11,276,069
                                                           ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       March 31, 2000
CURRENT LIABILITIES

     Short-Term Debt                                 $      1,000,000
     Current Portion of Capital Lease                          32,934
     Current Portion of Long-Term Debt                         20,287
     Accounts Payable and Accrued Expenses                    465,262
     Deferred Revenue                                         131,000
     Interest Payable                                          26,337
     Producer's Fee Payable, Related Party                    450,000
                                                            _________
          TOTAL CURRENT LIABILITIES                         2,125,820
                                                            _________
LONG-TERM LIABILITIES

     Long-Term Debt, Net of Current Portion                 1,041,005
     Capital Lease, Net of Current Portion                     73,982
                                                            _________
          TOTAL LONG-TERM LIABILITIES                       1,114,987
                                                            _________
          TOTAL LIABILITIES                                 3,240,807
                                                            _________

MINORITY INTEREST IN EQUITY OF CONSOLIDATED
SUBSIDIARY                                                  1,000,000
                                                            _________
STOCKHOLDERS' EQUITY

   Common Stock, $0.001 Par Value; Authorized 50,000,000
   Shares; Issued and Outstanding 11,977,299 and 8,555,000
   Shares Respectively                                         11,977

   Additional Paid-in Capital                              16,573,518
     Accumulated Deficit                                   (9,550,233)
                                                            _________
          TOTAL STOCKHOLDERS' EQUITY                        7,035,262
                                                           __________
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $    11,276,069
                                                           ==========

TOTAL FILM GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED MARCH 31, 2000 AND 1999
(UNAUDITED)


                                                     2000               1999
REVENUE
     Movie Release Income                     $     85,331           4,373,744
     Design Fees                                 2,236,398             748,386
                                                 _________           _________
                                                 2,321,729           5,122,130
                                                 _________           _________
OPERATING EXPENSES

     Administrative Expenses                     2,092,391           1,523,266
     Depreciation and Amortization                  97,845             102,299
     Amortization of Motion Picture Costs           67,306           3,454,755
     Production and Design Costs                 1,679,429             875,720
                                                 _________           _________
                                                 3,936,971           5,956,040
                                                 _________             _______
               LOSS FROM OPERATIONS             (1,615,242)           (833,910)
                                                 _________           _________
OTHER INCOME (EXPENSE)
     Interest Income                                 4,758              13,081
     Interest Expense                             (335,063)           (127,142)
     Amortization of Placement Fee                (506,446)                  -
     Loan Fees                                    (184,860)                  -
     Miscellaneous Income                           73,312              11,234
                                                 _________           _________
                                                  (948,299)           (102,827)
                                                 _________           _________
LOSS BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE        (2,563,541)           (278,247)

EXTRAORDINARY ITEM
     Loss on Early Extinguishment of Debt       (4,543,679)                  -
                                                 _________           _________

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                            (7,107,220)           (278,247)

     Cumulative Effect for Adopting New
     Pronounceent on the Amortization
     of Organization Costs                        (126,784)                  -
                                                 _________           _________
          NET LOSS                          $   (7,234,004)           (278,247)
                                                 =========           =========
PER SHARE AMOUNTS - BASIC

     Loss Before Extraordinay Item and
     Cumulative Effect of Change in
     Accounting Principle                   $        (0.29)          (0.03)
                                                 _________           _________
     Loss on Early Extinguishment of
     Short-Term Debt                                  (.51)              -
                                                 _________           _________
     Cumulative Effect on Prior Years of
     Changing Organization Costs
     Amortization Method                              (.02)              -
                                                 _________           _________
     Net Loss                                   $     (.82)          (0.03)
                                                 =========           =========
PROFORMA AMOUNTS ASSUMING THE NEW AMORTIZATION

METHOD IS APPLIED RETROACTIVELY - LOSS PER
SHARE
     Net Loss                                   $     (.80)          (0.02)
                                                 =========           =========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                        8,872,191       8,555,000
                                                 =========           =========

TOTAL FILM GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2000 AND 1999
(UNAUDITED)


                                                       2000          1999

CASH FLOWS FROM OPERATING ACTIVITIES

     Net Loss                              $     (7,234,004)      (278,247)
                                                  _________      _________
     Extraordinary Loss on Retirement of
      Debt                                        4,543,679              -
     Cumlative Effect of Accounting Change          126,784              -
                                                  _________      _________
     Loss from Continuing Operations             (2,563,541)      (278,247)

     Adjustments to Reconcile Net Loss
      to Net Cash Provided By (Used in)
      Operating Activities:
     Fair Value of Equity Granted                   479,784              -
     Depreciation and Amortization                  165,151      3,557,054
     Amortization of Additional
      Consideration                                 506,446         83,253
     Decrease (Increase) in Assets:
     Accounts Receivable                           (390,512)       (63,363)
     Related Party Receivable                      (118,064)             -
     Other Receivable                               (16,761)        72,772
     Prepaid Expenses                                12,806        (20,702)
     Deposits                                       (85,330)      (191,460)
     Increase (Decrease) in Liabilities:
     Accounts Payable and Accrued Expenses          (69,061)      (241,472)
     Interest Payable                               (63,170)        22,995
     Deferred Revenue                               131,000     (2,593,816)
                                                  _________      _________
               TOTAL ADJUSTMENTS                    552,289        625,261
                                                  _________      _________

NET CASH PROVIDED (USED) BY
OPERATING ACTIVITIES                             (2,011,252)       347,014
                                                  _________      _________
CASH FLOWS FROM INVESTING ACTIVITIES

     Cash Proceeds from the Redemption of
      Certificate of Deposit                          7,128              -
     Cash Proceeds from the Sale of Interest
      in Subsidiary                               2,000,000              -
     Cash Used to Purchase Investment in US
      Business Network, Inc.                     (2,200,000)             -
     Other Assets                                     6,883       (148,871)
     Purchase of Property and Equipment             (15,536)       (13,675)
     Purchase of Subsidiaries                        (5,000)       (20,000)
     Prodeeds from Production Funding
      Arrangement                                 2,881,004      7,219,391
     Cash Used in Motion Picture Development     (5,020,638)    (7,178,729)
                                                  _________      _________
NET CASH (USED) BY INVESTING ACTIVITIES          (2,346,159)      (141,884)
                                                  _________      _________
CASH FLOWS FROM FINANCING ACTIVITIES

          Proceeds from Loans                     4,000,000      3,203,428
          Proceeds from the Issuance of Stock
           Warrants                                 200,000              -
          Principal Payments Made on Loans         (118,285)    (1,648,394)
          Principal Payments on Capital Lease
           Obligations                              (28,031)        (1,360)
                                                  _________      _________
NET CASH PROVIDED BY FINANCING ACTIVITIES         4,053,684      1,553,674
                                                  _________      _________
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                   (303,727)     1,758,804

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE
PERIOD                                            1,130,179        629,336
                                                  _________      _________

CASH AND CASH EQUIVALENTS AT END OF THE
PERIOD                                        $     826,452      2,388,140
                                                  =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

     Interest Paid                            $     222,061          5,641
                                                  =========      =========
     Income Taxes Paid                        $      18,879            800
                                                  =========      =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES

DURING THE NINE MONTH PERIOD ENDED
MARCH 31, 2000

          The Company issued 250,000 shares of common stock with a value of $291,417 as additional consideration for debt issued.

          The Company issued 2,936,667 shares of common stock with a value of $8,810,000 as consideration for the extinguishment of $4,000,000 plus accrued interest of Company debt.

          The Company issued 26,667 shares of common stock with a value of $66,640 as additional consideration for services rendered in connection with the extinguishment of Company debt.

          The Company granted stock warrants for 450,000 shares of common stock with exercise prices ranging from $2.00 to $5.54 per share for past services rendered.